OFFERING

Dated: October 10, 2016

This Offering Memorandum may not be used after the *Offering Deadline* as defined below.

MARDI GRAS A MUSICAL, LLC
500 Units

This Offering relates to our offering of up to five hundred (500) units (each, a "*Unit*") representing limited liability company membership interests in Mardi Gras a Musical, LLC (the "*Company*", "*we*" *or* "*us*") with its executive office located at 88 Holten Street, Danvers, MA 01923, (978) 771-8386. The Units are offered at $2,000 each on a best efforts basis, with a minimum investment of $2,000 or one (1) Unit, however, the Company reserves the right in its sole discretion to accept subscriptions to sell a limited number of one-half (1/2) Unit(s) at a cost of $1,000 should the Company determine that it is in the best interest of the Company and investors to do so, and there can be no assurance that all of the Units offered will be subscribed for. However, at least one hundred (150) Units (representing Gross Proceeds of $300,000 with Net Proceeds of $279,000 after commissions) must be sold to close the minimum offering within three (3) months after the Offering becomes effective, (i.e. three weeks after the description of Mardi Gras, the graphics, synopsis and a sampling of few of the musical productions songs, cast and crew credits are viewable and audible on the website) (the "Offering Deadline"). The offering will commence in October 2016 and will terminate on the earliest of (i) the Offering Deadline, (ii) the first paid public performance at a New York City theater such as Playwrights Horizon, 416 West 42nd Street in New York City, (ii) other small Off-Broadway Theater in New York, (iii) other city production of "Mardi Gras" which we intend to produce, (iv) licensing of the musical to a regional musical theater for their Production, or (iv) the sale of all 500 Units being offered. The Company's primary goal is not achievement of profit during the multiple week runs of an Off-Broadway Production, other city production, or regional musical theater production but rather to gain exposures and the interest and commitment of a producer to take the Musical to a full scale Broadway Production.

Certain expenses incurred by the Company's Managing Member to date and the expense of this offering will be deducted from Unit sales Net Proceeds if the Minimum Offering is achieved.

The proceeds of this offering will be deposited in a special bank account (Escrow Account) in trust until at least Three Hundred Thousand Dollars ($300,000 Gross Proceeds – Net Proceeds of $279,000 after commissions) (the "*Minimum Offering*") is completed, at which time all of such proceeds, less any charges set forth below, will be available to us for our business operations. If the Minimum Offering is not completed by the Offering Deadline, we will promptly return the proceeds to subscribers without interest.

There will be no underwriter involved in the sale of the Units. FundAmerica, an equity crowdfunding portal financial technology company and its affiliate FundAmerica Securities, LLC, a broker-dealer is participating in this offering as part of the Title III, 4(a)(6) Regulation CF equity crowdfunding process by providing investor verification and anti-money laundering services, an escrow agent and escrow account through Provident Trust Group, LLC (the "Escrow Account"). The bank receiving wires, checks and Automated Clearing House (ACH) transfers or debits is Provident Trust Group, LLC. FundAmerica will be paid from the Net Proceeds of this offering the following charges: a one-time Escrow Setup Fee of $500, an Escrow Account Reporting fee of $25 per month, an Anti-Money Laundering verification fee in the amount of $2.00 per domestic investor and $5.00 per international investor. Additionally, a sales commission in the amount of Seven Percent (7%) of funds raised will be paid to Opening Night Capital, LLC, the operator of the equity Crowdfunding portal. Opening Night Capital, the portal operator provides an Internet-based site for investors to preview and invest in Broadway and other shows under various securities laws and exemptions. The

Company has paid Opening Night Capital a Listing Fee in the amount of $250 to have its offering, graphics, summary, sampling of the musical production numbers, synopsis, cast and crew information, etc. appear on the Opening Night Capital website in the equity Crowdfunding offering section. Opening Night Capital, LLC is registered with the Securities and Exchange Commission (SEC), and is a member firm of FINRA (Financial Industry Regulatory Authority) and SIPC (Securities Investor Protection Corporation). James H. Kilroy (the "Managing Member") will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system and there is no intention to list the Units as registered securities. There is no market for the Units, and under the terms of the Company's operating agreement (the "*Operating Agreement*") the Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Advances of costs and expenses of the undertaking totaling approximately $84,000 made by the Managing Member of the Company as of June 30, 2016 will only be deducted from the funds received from investors if the Minimum Offering is completed and there will be no such deduction from investor subscription funds returned to investors if the Minimum Offering is not achieved. If the Minimum Offering is not achieved the Managing Member risks the total loss of the funds advanced by him.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. See, *Risk Factors* **beginning on page 11.**

The securities being offered hereunder are being offered to prospective investors under two exemptions from registration with the SEC, **Regulation Crowdfunding** and Under Rule 506(b) of Regulation D. Pursuant to Regulation Crowdfunding under the Securities Act of 1933 and the Securities Exchange Act of 1934 to implement the requirements of Title III of the Jumpstart Our Business Startups (JOBS) Act. Regulation Crowdfunding prescribes rules governing the offer and sale of securities under new Section 4(a)(6) of the Securities Act of 1933. **Under Rule 506(b)**, a company can broadly solicit and generally advertise the offering, but still be deemed to be undertaking a private offering within Section 4(a)(2) if the investors in the offering are all Accredited Investors (as defined under Suitability of Certain Investors on page 9).

	Offering Price	Discounts and Commission	Net Proceeds to Company (1)
Minimum Investment	$2,000 [2]	$140.00	$1,860.00 [2]
Minimum Offering	$300,000	$21,000	$279,000
Maximum Offering	$1,000,000	$70,000	$430,000

(1) Before deducting from the Minimum or Maximum Offering proceeds: (a) the costs and expenses of the Offering estimated at $15,000 – to $25,000, and (b) orchestration, recording, and (c) other expenses advanced to date by the Managing Partner of the Company, which are estimated to be approximately $84,000.

(2) The Company has reserved the right in its sole discretion and in certain instances to sell one-half units at $1,000 as a Minimum Investment if it believes such lower Minimum Investment is in the best interest of the Company and investors

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT PURCHASE UNITS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "*RISK FACTORS*" BEGINNING ON PAGE 10 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE PURCHASING UNITS.

THE OFFERING MEMORANDUM IS NOT AN OFFER TO SELL UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE OF THE UNITS IS NOT PERMITTED.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXCEPT FOR THE AFOREMENTIONED STATES, (I) THE UNITS ARE NOT BEING OFFERED, DIRECTLY OR INDIRECTLY, TO RESIDENTS OF ANY STATE IN THE UNITED STATES, (II) INFORMATION IN THIS OFFERING MEMORANDUM PERTAINING TO THE OFFERING OF UNITS IS NOT BEING SPECIFICALLY DIRECTED BY, OR ON BEHALF OF THE COMPANY, TO ANY PERSON OF ANY STATE IN THE UNITED STATES OR OUTSIDE OF THE UNITED STATES. NO SALES OF ANY UNITS SHALL BE MADE IN ANY STATE, JURISDICTION OR TERRITORY IN THE UNITED STATES UNLESS (I) THE OFFERING HAS BEEN REGISTERED IN SUCH STATE, JURISDICTION OR TERRITORY AND AN OFFERING MEMORANDUM HAS BEEN DELIVERED TO THE INVESTOR PRIOR TO SUCH SALE, OR (II) THE SALES ARE EXEMPT FROM REGISTRATION. WE PLAN TO QUALIFY THE OFFERING IN SUCH OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

<u>**SUMMARY OF PROSPECTIVE OFFERING**</u>

This summary highlights information contained elsewhere in this Summary of Prospective Offering. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.

You should carefully read the entire Offering Summary, especially concerning the risks associated with an investment in our Units discussed under "Risk Factors."

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Mardi Gras a Musical, LLC, a Massachusetts limited liability company. Some of the statements in this Offering Memorandum are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

This Offering Memorandum is not an offer to sell Units in the Company, which offer can only be made through a complete Offering Memorandum and the completion and execution of a Subscription Agreement by a prospective investor meeting certain suitability standards and the acceptance of such Subscription Agreement by the Managing Member.

Our Business

General

Mardi Gras a Musical, LLC is a development stage company that was formed on June 20, 2016 as a Massachusetts limited liability company. The primary purpose of the Company is to produce, in the alternative, a New York City staging of (the "Off-Broadway Production"), production in another city ("Other City Production"), or production and staging by a regional musical theater ("Regional Musical Theater Production") of the musical play "Mardi Gras A Musical" (the "Musical") and to exploit all other rights in the Musical that we have licensed from its author pursuant to a production contract between the Company and the author dated as of July 25, 2016 (the "Production Contract"). Among the acquired rights that the Company shall seek to exploit in staging of the Off-Broadway, Other City Production or Regional Musical Theater Production is to procure the funded commitment of another producer to stage a full scale Broadway production of the Musical. We have no history and have generated no revenue.

Our managing member, James H. Kilroy (the "Managing Member") on behalf of the Company, shall retain Lello Productions LLC and its Manager, Harriet R. Tarr, as executive producer (the "Executive Producer") (through Lello Productions LLC) for the Off-Broadway Production or Other City Production. Lello Productions LLC is a Massachusetts limited liability company formed on August 03, 2012.

Harriet Rose Tarr has been a Principal Dancer with the Chicago City Ballet, an educator, a musician, a real estate investor and developer and a theatrical agent, drama/vocal coach and audition coach. She has students who have auditioned in New York City for Broadway shows and who have appeared the NBC Production of the Sound of Music, on national TV commercials as well as regional theaters such as North Shore Music Theater in Beverly, MA. She produced and costumed plays and musicals at the local level as well as for college and university drama festivals. She has degrees in music and philosophy. She is a published writer with four books in print, one of which, a novel, Dorcas Good, the Diary of a Salem Witch, is used by major universities in their Early American history courses.

Ms. Tarr is the wife of Mr. Kilroy and, therefore, the Company will have some degree of influence and control over the production and marketing of the Off-Broadway Production. Investors in the Company will be those persons who purchase Units in accordance with the terms of this offering ("Investors"). If the Managing Member purchases Units through the conversion of approximately $84,000 that he has advanced for various expenses, the Managing Member will also be an Investor. However, any amount so invested by the Managing Member will not count towards meeting the Minimum Offering of this offering as the Managing Member will only make such Unit purchase after attainment of the Minimum Offering.

We plan to mount the Off-Broadway Production, Other City Production, or Regional Musical Theater Production no earlier than early winter 2016 and no later than late spring 2017. We anticipate that the Musical will be presented in an Off-Broadway Production either in a relatively small Off-Broadway theater (such as the Playwrights Horizon Theater having a seating capacity of fewer than 200 seats) or at another similar capacity theater in New York City. We would need to raise the Maximum Offering in order to stage the Musical as an Off-Broadway Production due to the theater rental prices and labor costs in New York City. We believe that we can stage the Musical with the Net Proceeds from a Minimum Offering in an Other City Production in a city such as Boston at the Virginia Wimberly Theater (the Huntington Theater Company) with 372 seats or at a Regional Musical Theater venue such as the North Shore Music Theatre in Beverly, Mass., with 1,500 seats. However, no license has been entered into with any Off-Broadway, Other City theater, or Regional Musical Theater. The Off-Broadway Production or Other City Production is intended to be presented in an open-ended run, which means that there will be no set closing date for the Production. Rather, the Production will continue to run for as long as ticket sales are adequate or such earlier time as the Company may procure the funded commitment of another producer to stage a full scale Broadway production of the Musical.

If we do produce an Off-Broadway Production the Company will comply with all applicable financial reporting requirements including Article 23 of the New York Arts and Cultural Affairs Law and accounting regulations issued by the Attorney General of the state of New York.

The Musical

The book of the Musical was written by James H. Kilroy who also composed music and wrote the lyrics. The Musical was inspired by the musical and cultural traditions of New Orleans and draws on various theatrical traditions in an effort to present a unique reflection of cultural and ethnic conditions in the "deep south" in the period of history in which the play is set, 1910. Josie Mac Rae, an 18 year old very light skinned Octoroon girl, the illegitimate daughter of the cook and the white owner of a plantation in Natchez, Mississippi, is traveling to New Orleans. She looks around and notices that she's as white as anyone on the train. She decides to try to pass as white, reinvent her past, marry a rich white boy and live happily ever after. She almost succeeds. In the story, she is befriended by Lulu White, the proprietress of Mahogany Hall, the finest of all the brothels in the Storyville section of New Orleans. She is introduced to Judge Roy Prudhomme, the mover and shaker of New Orleans. She falls in love with his son, Edward and is poised to spend the rest of her life in luxury while being at the top of society when someone from Natchez recognizes her.

The Offering

Issuer	Mardi Gras a Musical, LLC, a development stage limited liability company
Security offered	Units representing limited liability company membership interests ("Units")
Price per Unit	$2,000
Minimum Offering	$300,000 Gross - $279,000 Net (150 Units) (the "*Minimum Offering*")
Maximum Offering	$1,000,000 Gross - $430,000 (500 Units) (the "*Maximum Offering*")
Minimum investment	$2,000 Dollars (i.e., one Unit at $2,000 per Unit) or at the sole discretion of the Company's Managing Member a limited number one-half (1/2) Units at $1,000 may be subscribed for.
Offering Period	The offering will commence on or about October 21, 2016 and will close upon the earliest of (i) December 30, 2016 (the "*Offering Deadline*"), (ii) the first paid public performance of either the New York City Off-Broadway or Other City Production, or (iii) the sale of all 500 Units being offered.

Distributions	Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the cash remaining after the establishment or replenishment of any cash reserve deemed necessary by the Managing Member and after the payment or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities of the Company). Available funds will be distributed exclusively to the Investors until their investments in the Company shall have been fully repaid. Thereafter, Investors will be entitled to a pro-rata share of 80% of the available funds and the Managing Member will be entitled to the other 20%. No distributions will be made until the amount to be distributed to each Investor exceeds $2,000 per Unit, or $1,000 if an Investor has acquired one-half (1/2) Unit ("Investor Recoupment") (except that such limitation will not apply to the Company's final distribution to Investors). *See, Distributions.* **No assurance can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**
Use of Proceeds	The Net Proceeds of the offering will be used to fund the Off-Broadway or Other City Production (including reimbursement of the Managing Member for production expenses advanced by him, personally). *See, Use of Proceeds.*
Transfer Restrictions	The Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Any attempt to transfer Units without the consent of the Managing Member shall be null and void.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under Risk Factors below.

Suitability of Certain Investors

Investing in the Units involves a high degree of risk

> Due to that high degree of risk, Investors wishing to purchase Units will be required to meet certain suitability standards, including but not limited to: (i) they must have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment (or their financial and legal advisors have such experience and knowledge), (ii) Regulation Crowdfunding Investment Limits: Under Regulation Crowdfunding investors may invest the following amount: If net worth or annual income is less than $100,000, can invest the greater of $2,000 or 5% of such net worth or income annually, if net worth and annual income is $100,000 or greater, can invest 10% of net worth or annual income (whichever is lesser) up $100,000 annually, or (iii) certain of the prospective investors who are individuals and not entities must be "Accredited Investors", meaning that they, in addition to possessing knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment, either;

> • earned income that exceeded $200,000 (or $300,000 together with a spouse) in each of the prior two years, and reasonably expects the same for the current year,

> OR

> • have a net worth over $1 million, either alone or together with a spouse (excluding the value of the person's primary residence). AND - Investors should be able to bear the loss of their investment in the Company and Production (an "Accredited Investor").

Even if a prospective investor meets the applicable suitability standards the Company and Managing Member reserves the right to reject any portion or all of such subscription for any reason.

All Investor funds will be held in a special bank account, the Escrow Account, in trust, and will not be utilized until the Minimum Offering is completed.   If the Minimum Offering is not completed by the Offering Deadline, the funds in the special bank Escrow Account will promptly be returned to Investors, without interest, less any fees incurred with FundAmerica or the Escrow Agent. *See, Distributions. See, Procedures for Subscribing.*


Financial Information of the Company


The Company has not been actively engaged in operations, has nominal cash on hand, and has no operating history.

Corporate Information

We are a Massachusetts limited liability company. We maintain principal executive offices at the office of our Managing Member, James H. Kilroy, at 88 Holten Street, Danvers, MA 01923. Our telephone number is (978) 771-8386. Our website address is http://www.mardigrasamusical.com. The information, if any, on this website is not part of this Offering Memorandum.

Definitions

Certain terms that are part of theatrical parlance also are used throughout this Offering Memorandum. The following are some of those terms:

"*Adjusted Net Profits*" means Net Profits, as reduced by any compensation paid to third parties that is measured by Net Profits.

"*Gross Proceeds*" means the gross proceeds of the offering without any deductions.

"*Gross Receipts*" means all sums derived by the Company from any source whatsoever from the exploitation of the Musical, including but not limited to ticket sales from the Off-Broadway or Other City Production of the Musical and all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from the return of bonds and other recoverable items included in Production Expenses.

"*Investor Recoupment*" means the point at which Investors have received distributions equal to their investments in the Company. Following Investor Recoupment, any additional distributions will be divided 50% to all Investors and 50% to our Managing Member.

"*Net Proceeds*" means the Gross Proceeds of the offering less commissions paid to a Broker-Dealer.

"*Net Profits*" means the excess of Gross Receipts over-all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

"*Other Expenses*" means all expenses of whatsoever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel or negligence.

"*Permanent Disability*" means "permanent and total disability" as defined in Section 22(e)(3) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and any successor Code, and related rules, regulations and interpretations.

"*Production Expenses*" means fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Author, rehearsal charges and expenses, transportation charges, cash office charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City or Other City Production, including any out-of-town and preview losses.

"*Recoupment*" or "*100% Recoupment*" means the point at which Net Profits are first realized. This may precede the point at which Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) occurs. Increases in the financial entitlements of royalty participants often are triggered by the achievement of Recoupment and amounts in excess of Recoupment such as "150% Recoupment," and "200% Recoupment."

"*Running Expenses*" means all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of the Off-Broadway or Other City Production of the Musical, including, but without limiting the generality of the foregoing, authors' royalties, compensation to be paid to the cast, general manager and Executive Producer, including, without limitation, director's, choreographer's, designers' and music staff royalties, salaries of orchestra, and miscellaneous stage help, transportation charges, cash office charge, advertising and publicity, rentals, miscellaneous supplies, legal and auditing expenses, press agent fees, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the respective Investors and the Managing Member.

Risk Factors

Certain Risks Related to the Offering

You should carefully evaluate all the information in this Offering Summary, including the risks described in this section and throughout the Offering Summary.

1. There can be no assurance that we will be able to procure the funded commitment of another producer to stage a full scale Broadway production of the Musical.

We are attempting to stage an Off-Broadway, Other City Production, or Regional Musical Theater Production of the Musical primarily to obtain the interest of or commitment from a producer to stage a full scale Broadway staging of the Musical. We will be competing with many other Off-Broadway and Off-Off Broadway musicals for the attention of such producers. Even if we are able to attract the interest of such a producer, there is no assurance that we would be able to obtain favorable terms for licensing the Musical to such producer.

Risks Related to Our Business

2. Investing in a Broadway, Off-Broadway or Other City Production is a high risk investment

Many Broadway, Off-Broadway or Other City Productions result in the loss to investors of one hundred percent (100%) of their investment, and most Broadway or Off-Broadway Productions and Other City Productions fail to recoup their production costs. Producing a particular theatrical production is a highly speculative enterprise, carrying a substantial risk that the venture will be unprofitable and that the investors will lose all or a large part of their investment. No assurances of any nature can be made that the Off-Broadway Production or Other City Production will be financially successful, and if it is financially unsuccessful, we have no alternative lines of business to fall back on. Investors should purchase Units only if they can afford the loss of their entire investment.

3. There is no assurance that the Minimum Offering will be achieved and if it is not achieved, we will abandon both the Other City and Off-Broadway Production.

This offering is made on a best efforts basis by us. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Therefore, there is no assurance that the Minimum Offering will be completed. Even if the Minimum Offering is completed but significantly less than the $1,000,000 Maximum Offering is achieved, we could only stage an Other City Production and there may be additional risks. *See, Risk Factor Number 17*.

4. If we receive the Minimum Offering but not the Maximum Offering we may not have the

capital to gain adequate exposure of the Production.

We will fund the New York City Off-Broadway Production or Other City Production entirely from the net proceeds of this offering. If we do not achieve at least the Minimum Offering of $300,000 Gross Proceeds - $279,000 Net Proceeds, we will abandon our production efforts. If we achieve the Minimum Offering but not the Maximum Offering, if we raised only 75% of the Maximum Offering we will likely need to stage an Other City Production or Regional Musical Theater Production but may have to cut back on certain expenditures, such as for marketing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

5. If we do not receive the Maximum Offering we will not be able to fund an Off-Broadway Production.

Our ability to fund and stage an Off-Broadway Production is almost entirely dependent on our achievement of the Maximum Offering. We may not be as likely to receive the attention of a producer for a Broadway Production if we stage an Other City Production, which could have a material adverse effect on our business, and prospects and, resultantly, on any returns, if any, to investors.

6. There is no guarantee that we will be able raise more than the Minimum Offering and, if such amount is raised, that such Net Proceeds will prove inadequate to obtain our business objectives and succeed with our business plan.

Prospective Investors should note that the success of our financing efforts is not assured and that, even if we receive the Minimum Offering, we may not have sufficient funds to execute our business plan or generate positive operating results, so that we may not be able to achieve our business objectives and plan. In that case, investors would likely lose their entire investment.

7. You may not receive any distributions.

We will be in a position to make cash distributions only if we generate revenues from the New York City Off-Broadway Production or Other City Production that exceed the cost of running it. Even if the New York City Off-Broadway Production or Other City Production generates operating profits, there is no assurance that distributions will be made. Our Operating Agreement gives our Managing Member discretion to establish and replenish reserves, which will reduce the funds available for distributions. If we enter into an arrangement with a Regional Musical Theater Production we will provided to them enhancement money for the Production. We can provide no assurance that we will ever make any cash distributions, and even if we do make such cash distributions, we can provide no assurance as to the timing and amount of such cash distributions. The absence of distributions does not prevent an Investor from being taxed on his or her full share of the Company's income, which will not be affected by the amount of any reserves established by our Managing Member. See, Risk Factor Number 25.

8. We reserve the right to obtain loans which may result in a delay in the making of any cash distribution or the complete loss of the Investors' investment.

If the funds budgeted for the Off-Broadway Production or the Other City Production prove to be insufficient, then we may attempt to secure loans. If production expenses exceed the amount that has been budgeted and we are unable to secure loans, we may be unable to open the New York City Off-Broadway Production or Other City Production, as the case may be. And, if the New York City

Off-Broadway Production or Other City Production is not operating profitably and we are unable to secure loans to cover operating losses, we will need to close the New York City Off-Broadway Production or Other City Production. We will be obligated to repay any loans that we obtain in full (with or without interest, as agreed) before any distributions are made to Investors. Consequently, there may be insufficient funds to both repay loans and make distributions to Investors and, at a minimum, distributions to Investors will be delayed. The absence of distributions, or a reduction in the amount of distributions, in either case on account of the use of profits or other sources of cash to repay loans, does not prevent an Investor from being taxed on his or her full share of the Company's income. See, Risk Factor Number 25.

9. The risk that the New York City Off-Broadway Production or Other City Production will not be mounted is heightened due to fact that important contracts have not yet been signed, and key personnel have not yet been selected.

Except as noted otherwise, contracts with key personnel, such as the actors, the general manager, the Director, the musical director, the choreographer and the designers have not been entered into. The Managing Director and Harriet Tarr, the Executive Producer, have had preliminary discussions with agents for notable and highly accomplished Singers/Performers, and a Director/Choreographer). In fact, most of such personnel have not yet been selected, and there can be no assurance that the persons we would most like to work with will be available for either the New York City Off-Broadway Production or Other City Production or, if they are available, that we will be able to reach acceptable terms with them. In addition, we have no agreement with the Playwrights Horizon Theater in New York City or any other theater in New York City or any Other City. Currently, there is competition among theatrical producers to secure an Off-Broadway theater. Our plans call for the New York City Off-Broadway Production to be produced in a relatively small Off-Broadway theater, which we believe affords us a reasonable broad range of potential theaters or to stage the production in another city and state, such as Boston Massachusetts in a theater with somewhat larger seating capacity (372 at the Virginia Wimberly Theater). However, there can be no assurance that we can secure a license for a New York City Off-Broadway theater when we want or, if such a theater is available, that we can secure it on terms that are favorable to the Company. The same consideration would be applicable if we staged the production in another city with similar or larger seating capacity.

10. We will pay compensation to third parties that is measured by Ticket Sales and Gross Profits which reduces the Adjusted Net Profits available to Investors.

We have agreed to pay the author from 5% to 8% of our ticket sales. The Author <u>has agreed to waive payment until all costs of the Production or the enhancement money for a Regional Musical Theater Production have been first recouped</u>. As a result, the Adjusted Net Profits (i.e., the Net Profits of the Company which remain after payments to third parties of Gross Profits) available for distribution to Investors and the Managing Member following recoupment will be limited to between 94% and 91% of Net Profits. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to well-known performer(s)), which would have the effect of further reducing Adjusted Net Profits. Of course, there can be no assurance that the New York City Production, Other City Production will generate any Net Profits. <u>If the Company were to stage a Regional Musical Theater Production and provide enhancement money there would be no profit or return to investors from that production.</u>

11. If we were to lose the services of James H. Kilroy we might be unable to continue operations and we might elect to abandon the Off-Broadway Production or Other City Production of the Musical.

CONFIDENTIAL

We are highly dependent on the services of James H. Kilroy, who is our Managing Member. Were he to become unavailable due to death or Permanent Disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Mr. Kilroy and do not intend to secure one. Mr. Kilroy does not have extensive "commercial" theatrical experience, and has never staged plays and musicals Off-Broadway or on Broadway or in any other city or locale (*See, Management*).

12. If we were to lose the services of Rose Tarr we might be unable to continue operations and we might elect to abandon the Off-Broadway Production or Other City Production of the Musical.

We are highly dependent on the services of Rose Tarr, who is our Executive Producer. Were she to become unavailable due to death or Permanent Disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Ms. Tarr and do not intend to secure one. Ms. Tarr does not have extensive "commercial" theatrical experience, and has never staged plays and musicals Off-Broadway or on Broadway or in any other city or locale (*See, Management*).

Risks Related to Our Industry

13. Ticket sales for New York City Off-Broadway Production, Other City Production, or Regional Musical Theater Production may be negatively impacted by the economy and the opinions of critics and fewer ticket sales means less profits, if any.

Ticket prices for Off-Broadway productions, Other City productions, and Regional Musical Theater productions are high relative to competing forms of entertainment (such as movies, DVD rentals, on demand programming, streaming entertainment, etc.). Consequently, the sale of tickets to Off-Broadway and/or Other City Productions, and a Regional Musical Theater Production may suffer if the public explores less expensive entertainment options in an unfavorable economic environment. Also, given the relatively high price for theater tickets, theater-goers often make decisions regarding which show to see based on the reviews of theater critics. We will have no control over critics' reviews of the Off-Broadway Production, Other City Production, or Regional Musical Theater Production. If the Off-Broadway Production, Other City Production, or Regional Musical Theater Production does not receive positive reviews, such reviews may inhibit our ability to sell tickets, and the Off-Broadway Production or Other City Production may have to close earlier than expected.

14. We face intense competition which may make it difficult to sell enough tickets to operate profitably.

We face intense competition from other theatrical producers and presenters in attracting creative, business and technical personnel for the Off-Broadway Production, Other City Production or Regional Musical Theater Production. Many of our competitors have substantially greater experience, assets and financial and other resources than we do and have worldwide producing organizations in place. In addition, we will face competition from other plays and musicals on offer at the same time as the Off-Broadway Production or Other City Production as well as competition from other forms of entertainment available to individuals, including, without limitation, movies.

15. Strikes by unions can shut down Off-Broadway or Other City Productions and our ability to make money during any such strike will be severely limited.

Musicians, stage hands, actors, and many other On or Off-Broadway or Other City theatrical personnel belong to unions. Such unions have entered into collective bargaining agreements with the Broadway League, a trade association that includes producers and theater owners. If terms cannot be reached for the extension of an expiring collective bargaining agreement, there is the possibility that the applicable union will go on strike or that members of the Broadway League may lock out the union members. Both possibilities have occurred in the past. Either a strike or a lock-out could seriously disrupt the opening of the Off-Broadway Production or Other City Production, if it already has opened, the continuation of the Off-Broadway Production or Other City Production, particularly if any work stoppage extends for more than a few days.

Additional Risks Related to the Offering

16. Production of the Off-Broadway Production or Other City Production may be abandoned before Investors achieve their investment objective.

The Company has the right to abandon the Off-Broadway Production or Other City Production at any time that the Managing Member deems to be in the best interest of the Company. In the unlikely event that such abandonment occurs after receipt of the Minimum Offering but before the opening of the Other City Production, then each Investor must be prepared for the loss of all or substantially all of such Investor's investment. After the opening of the Other City Production, the Managing Member may elect to abandon the Other City Production if it is not operating profitably or for any other reason that the Managing Member deems reasonable. Furthermore, under the terms of most Other City Production theater licenses, if tickets sales fall below a stipulated level for a specified period of time (usually two weeks), the theater owner has the right to terminate the theater license which, effectively, would mean the end of the Other City Production since the cost of transferring the Other City Production to another theater (were one available) is likely to be prohibitive. These same foregoing concerns and risks are equal, if not greater as they relate to our staging of an Off-Broadway Production**.**

17. Risks will be substantially greater if we only complete the Minimum Offering.

Based on the production budget which we have developed the Minimum Offering required to produce the Other City Production is approximately $300,000 to $400,000, which is $600,000 less than the Maximum Offering of $1,000,000 necessary to stage a top quality Off-Broadway Production with tier-one talent, full orchestra, scenery and costumes. Capitalizing the Company at the Minimum Offering level will mean that we will have somewhat less of a reserve and minimal funds available for marketing, thereby increasing the likelihood that we would have insufficient funds to meet contingencies or to promote even an Other City Production at an appropriate level. Thus, if only the Minimum Offering is achieved, there will be an increased risk that the Other City Production will close earlier than would have been the case had the Maximum Offering been achieved.

18. Investment funds will be tied up, and Investors must waive their right to receive interest on their investments.

All Investors must waive any right to receive interest on their investments and authorize the Company to make immediate use of any such interest. If the Minimum Offering is never achieved, Investors will have had no use of their funds since the dates their investments were made, and Investors will receive such funds back without any interest and without deduction of the Managing Member's $84,000 of funds advanced by him for various expenses.

19. The Management of the Company will reside solely with the Managing Member and Investors will have no influence on the decisions of the Company.

The Managing Member will have exclusive control over our operations, and Investors will have no right to participate in management. Investors must therefore rely exclusively on the judgment of the Managing Member to manage our affairs. Furthermore, Investors may not hold the Managing Member responsible for acts or omissions made in good faith and within the scope of its authority as Managing Member, and in no event will the Managing Member have any liability to Investors if the Off-Broadway Production is unsuccessful.

20. We cannot assure you that we will make any distributions, and no distributions will be made if less than $2,000 per Unit in revenues is achieved.

Distributions will be made only if the Off-Broadway Production, Other City Production, or Regional Musical Theater Production is financially successful and our Managing Member has determined that our reserves are sufficient to permit distributions to be made. Consequently, there can be no assurance as to when or whether distributions to the Investors will be made. Furthermore, as a matter of administrative convenience, even if funds are available, no distributions will be made until the amount to be distributed is in excess of $2,000 per Unit (except that this limitation will not apply to the final distribution made to Investors). The absence of any distributions does not prevent an Investor from being taxed on his/her full share of the Company's income. *See, Risk Factor Number 25.*

21. The Units offered will be illiquid investments and subject to limits of transferability.

The Units may not be transferred unless the Managing Member gives his prior written consent. There is no market for the Units, and it is not intended that such a market will develop since we have no plans to register the Units. Therefore, Investors should only make a purchase of Units for investment purposes and must be prepared to bear the economic risk of this investment for an indefinite period of time.

22. Once your investment is accepted, you will have no right to withdraw from the Company and receive your investment back.

Once an investment has been approved by us and a prospective investor becomes an Investor, an Investor cannot withdraw and demand the return of the investment.

23. Investors are only investing in the Off-Broadway Production or Other City Production and do not have the right to invest in touring companies or other licensed productions of the Musical, which limits the potential income stream for Investors.

If the Off-Broadway Production, Other City Production, or Regional Musical Theater Production is a success, the Company intends to license the right to produce first class commercial productions of the Musical in North America (including a Broadway production, in the British Isles, and in Australia and New Zealand and/or Europe). If the Managing Member chooses to exercise any such licensing rights, licensees will be required to pay an appropriate license fee to the Company, and, additionally, a percentage of gross tickets sales or of net profits. No Company funds will be invested in licensed companies, and our Operating Agreement does not give Investors a right to invest in a licensed company. However, the Managing Member reserves the right to make investment opportunities available to some, but not all, Investors, in his discretion.

24. You may have to repay prior distributions.

If the Company makes a distribution to Investors and such distribution results in the Company's liabilities being greater than its assets, Investors who were aware that the distribution would have that effect on the Company may be required to return such distribution. *See*, *Distributions*.

25. **Investors' tax liability may exceed cash distributions**.

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. The Company's failure to distribute funds to Investors will not relieve them of their obligation to pay taxes. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.


Tax Risks


This offering is not a tax shelter and is not intended to confer tax benefits on Investors. The Company intends to engage accountants who regularly service theatrical production companies, and the Company's net income or net loss for federal income tax purposes will be determined in accordance with customary theatrical accounting practice. Tax-related risks which Investors should be aware of are identified below.

25. Investors' tax liability may exceed cash distributions.

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. The Company's failure to distribute funds to Investors will not relieve them of their obligation to pay taxes. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.

26. There is the possibility of a tax audit.

We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require Investors to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of each Investor's own return.

27. There is a possibility of the Internal Revenue Service (IRS) challenging allocations of profit and loss or disallowing expenses.

No assurance can be given that the IRS will not successfully challenge the allocations in our Operating Agreement and reallocate items of income, gain, loss, deduction and credit. In addition, the IRS could allege that certain amounts payable to the Managing Member are not deductible business expenses but rather represent non-deductible distributions. Such a challenge could result in an increase in the Company's taxable income and in the amount of such income allocated to the Investors, with a corresponding increase in the Investors' tax liability.

28. Investors will be subject to tax in New York State related to an Off-Broadway Production on the income generated from the investment even if they reside elsewhere.

In the event that we mount a New York City – Off-Broadway Production, then because we will be conducting our business in New York City, the Investors' share of any income from that business is considered New York source income and is subject to taxation by the state of New York. As with federal income taxes, our failure to make distributions will not relieve Investors of their obligation to pay such taxes.

29. Investors may realize a loss even if Investor Recoupment occurs.

As a practical matter, Investor Recoupment cannot occur unless we realize taxable income. Generally speaking, one-half of our income is allocated to Investors under the provisions of the Operating Agreement. Such income will be taxable to the Investors, and as such will most likely increase the Investors' state and federal income tax liability. Consequently, a return of the initial investment alone will not be sufficient to ensure that Investors do not suffer a net negative return on an after-tax basis.

You are strongly urged to consult your own tax advisers as to the tax consequences of investment in the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Summary contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

- statements as to the anticipated timing of business developments;

- expectations as to the adequacy of our cash balances and the Net Proceeds of the offering to support our operations for specified periods of time and as to the nature and level of cash expenditures;

- estimates of how we intend to use the Net Proceeds of the offering.

These statements may be found in the sections of this Offering Summary entitled Offering Summary, Risk Factors, Use of Proceeds, Distributions, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Description of the Company's Business, as well as in this Offering Summary generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Risk Factors and elsewhere in this Offering Summary.

In addition, statements that use the terms "can", "continue", "could", "may", "potential", "predicts", "should", "will", "believe", "expect", "plan", "intend", "estimate", "anticipate", and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Offering Summary reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

The Net Proceeds to us from the sale of up to 500 Units offered at an offering price of $2,000 per Unit will vary depending upon the total number of Units sold. Regardless of the number of Units sold, we expect to incur offering expenses estimated at approximately $15,000 to $25,000 for legal costs and fees, and additional expenses for accounting, printing, filing fees and other costs in connection with this offering.

Set forth below is the summary production budget for the Off-Broadway Production (the "*Production Budget*") and the production budget if the Musical is staged an Other City Production in Boston or another similar city we believe the attendant cost will be reduced. The Production Budget shows how we anticipate spending the Net Proceeds from the Maximum Offering and the Minimum Offering.

The Production Budget represents our best estimate of the allocation of the Net Proceeds of this offering based upon our current plans and estimates. However, anticipated expenditures may vary from actual expenditures. For example, the size of the theater we ultimately license may impact the costs for theater staff, stage labor and scenery. We make no representations with respect to the final, actual production costs or the cost of any particular budget line item. The allocations in the Production Budget have been determined based on the favorable terms of the Production Contract with the Author who is also the Managing Member and experience of our general manager in the theatrical industry.

Prospective investors should note that the Managing Member has and may, but shall not be required to, expend certain of his own funds for offering and production expenses and that he will be entitled to reimbursement for funds so advanced by him from the Company's funds after completion of the Minimum Offering. As of May 30, 2016, the Managing Member had expended at least $84,000 of his own funds for expenses related to the Musical and he anticipates that the costs and expenses of the offering expended by him will be $10,000 at minimum and likely $25,000 at maximum, however there can be no assurance in this regard.

However, the Managing Member has elected to have the $84,000 unreimbursed expenses advanced by him be deemed the equivalent of a cash contribution to the Company to purchase Units upon attainment of the Minimum Offering, resultantly, the Managing Member will also become an Investor with respect to such cash contribution. If we complete at least the Minimum Offering and, as noted, the funds raised are insufficient to fully fund the Off-Broadway Production, we reserve the right to borrow funds, although there can be no assurance that loans will be available or that access to that borrowed capital will result in successfully attaining our business objectives and plan. *See, Description of Units and Summary of the Operating Agreement – Right of Company to Procure Additional Funds.*

DETERMINATION OF OFFERING PRICE

The offering price of the Units was determined by the Managing Member by dividing the total Production Budget by the number of Units to be issued. If at least the Minimum Offering of 150 Units, but less than the Maximum Offering of 500 Units, is achieved, each Unit will be entitled to a greater percentage of distributions. For example, if five hundred (500) Units are sold, an Investor who purchases two (2) Units (at $2,000 per Unit) will be entitled to receive 0.004% of all pre-recoupment distributions of available funds. If only 150 Units are sold, that same investor purchasing two (2) Units would be entitled to receive 0.013% of all pre-recoupment distributions of available funds. The price of the Units has no relationship to the Company's assets, book value or any other measurable value.

DILUTION

As of the date hereof, there are no issued Units outstanding. The capital of the Company consists of a contribution by the Managing Member of $100

DISTRIBUTIONS

The following is a description of the material terms of the offering relating to distributions to Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement is attached as an exhibit to this Offering Memorandum. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

If we officially open the Off-Broadway Production (whether in New York City or in another city), we intend to commence making cash distributions to Investors of the Company at such times as we have received income equal to the amount raised in Unit sales after the payment or reasonable provision for the payment of all liabilities, including, without limitation, the replenishment or creation of reserves. Due to the inherent risks of mounting a theatrical production, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

We may make the following types of cash distributions in the future:

Recoupment of Investments

At such time as we have a cash reserve deemed appropriate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, we intend to make cash distributions to Investors until their total investments shall have been fully repaid. Distributions will be made pro-rata based on the ownership of Units.

Distribution of Profits

After Investors have received back their investments pursuant to the preceding paragraph Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) will have occurred. Following Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), further distributions will be considered distributions of Adjusted Net Profits (the Net Profits of the Company remaining after payment of costs and expenses of the Production, fees and compensation to third parties which is measured by Net Profits) and will be paid 50% to Investors (pro-rata based on their Units) and 50% to our Managing Member. Investors should note that we expect to pay the Author 6% of our Ticket Sales (2% each for writing of book, music and lyrics), and to pay our general manager, which has the effect of reducing the amount of Adjusted Net Profits available to distribute to Investors. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known performer), which would have the effect of further reducing Adjusted Net Profits. Also, Investors should note that distributions of Adjusted Net Profits will only be made if the amount to be distributed per Unit is greater than $2,000. *See, Risk Factor Numbers 9 and 16.*

Liquidating Distribution

The Company will be dissolved when the Manager determines that no further income is likely to be received by the Company. Upon dissolution, the assets of the Company shall be liquidated and the cash proceeds shall be applied first to pay off all liabilities, then to repay Investors' investments if they have not yet been repaid, with any surplus to be divided among the Investors and the Managing Member in the same manner in which Adjusted Net Profits are distributed. *See, Risk Factor Number 10.*

Additional Profit Participation

The Managing Member reserves the right to pay to any individual Investor an additional participation in Adjusted Net Profits for any reason whatsoever, provided such participation is payable solely from the Managing Member's share of Adjusted Net Profits and does not affect the percentage of Adjusted Net Profits payable to the Investors.

No Payment of Interest

We will not pay any Investor any interest on the investment made in the Company, and any interest earned on such investment shall belong to the Company. If the Minimum Offering is not achieved, investments will be promptly refunded without interest.

Possible obligation to return distributions previously made

If the Managing Member makes a distribution to the Investors and, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Investors on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, then any Investor who receives such distribution and who knew at the time of the distribution that it would result in the Company's liabilities exceeding the Company's assets shall be liable to the Company for the amount of the distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND PROJECTED RESULTS OF OPERATION

The following management discussion and analysis of financial condition and results of operation contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Summary. We assume no obligation to update forward-looking statements or the risk factors.

General

Mardi Gras a Musical, LLC was formed on July 20, 2016 as a Massachusetts limited liability company, primarily to produce the musical known as "Storyville" and now to be named "Mardi Gras a Musical" (the "*Musical*") in a New York City Off-Broadway venue of approximately 200 or less seats or in another state and city in a somewhat larger seating capacity theater venue – 400 or less seats (the "Off-*Broadway Production*") and to exploit all other rights in the Musical acquired from its author, including the right to sublicense the staging of the Musical to other producers. We are a development stage company that has a no operating history and has generated no revenues. At this time, our only material asset is our agreement with the author of the Musical (the "*Author*") granting us the option to produce the Off-Broadway Production and the right to sublicense to another producer the right to stage a Broadway Production and touring companies both domestic and foreign. Such agreement does not enable us to produce and sell Mardi Gras a Musical-related merchandise, including, but not limited to, cast albums. If the Off-Broadway or Other City Production receives positive reviews from theater critics and/or garners the attention of Broadway producers, we also will have opportunity to sublicense the right to stage the Musical to a producer for a Broadway Production and additional first class companies of the Musical in the United States and Canada, and in the British Isles, Australia, New Zealand and Europe.

We plan to mount the Off-Broadway or Other City Production no earlier than winter 2016 and no later than Spring 2017. It is anticipated that the Off-Broadway Production will either: (i) have a minimum three week run (if we attain the Minimum Offering) or four weeks (if we attain the Maximum Offering) in a small Off-Broadway or Off-Off-Broadway theater (e.g., with a seating capacity of approximately 200 or a somewhat less), such as Playwrights Horizon Theater, which has a seating capacity of approximately 196 seats, (ii) in another city for an anticipated three week run (if we attain the Minimum Offering) or five weeks (if we attain the Maximum Offering) in a somewhat larger venue which has a seating capacity of approximately 372 seats, the Virginia Wimberly Theater in Boston, or (iii) in a Regional Musical Theater Production such as the North Shore Music Theater in Beverly, Massachusetts having 1,500 seats. However, no license has been entered into with The Playwrights Horizon Theater, or any other theater, and there is no assurance that the theater we seek will be available or available on acceptable terms.

Plan of Operations

Opening an Off-Broadway production is a complex process that involves many parties. Once the production is open, if staged in a New York City, it will continue to run as long as ticket sales are favorable, and it cannot be financially successful unless it runs for a substantial period of time if in a smaller seating capacity venue, or if staged in another city. Net Proceeds raised in the Maximum Offering will likely satisfy the Company's cash requirements from opening night of the Off-Broadway Production for the four week run, dependent upon ticket sales. At this stage, it is impossible to estimate whether the Company will need to seek additional funds as the Company's financial needs will depend on large part on whether the Minimum Offering or Maximum Offering is attained, the ticket sales for the Off-Broadway Production, or the Other City Production in a somewhat larger seating capacity theater with lower production costs.

From Now to Achievement of the Minimum Offering

All Investor funds will be maintained in a special account in trust pending achievement of the Minimum Offering, however, the Company does not currently have a trust agreement or a trustee. While we do not anticipate commencing the construction of sets and costumes, we will endeavor to line up contracts with those persons whose services we seek. In addition to the Production Contract and contracts with the Executive Producer, orchestrator, general manager and director/choreographer of the Off-Broadway Production, we expect to enter into contracts with a theater, and possibly other participants, including certain designers. We also intend to commence planning our marketing efforts, and may enter into agreements with marketing and public relations firms.

From Capitalization to Opening Night of the Off-Broadway or Other City Production

After we achieve the Minimum Offering, we must gauge the likelihood and timing of further Unit sales to determine if and when we may achieve the Maximum Offering. If we elect to wait for the achievement of the Maximum Offering and are successful in selling all the Units we intend to place under contract all elements of the Off-Broadway Production not yet under contract. That would likely include most of the cast and certain designers as well as any well-known Performers/Singers and a notable Director who were and are not yet under contract and, including, without limitation, the theater. We have provided in our budget a "Contingency" line item that encompasses money for the signing of major talent, whether directorial or related to major performers. The "Contingency" funds also allow some leeway from the financial projections which cannot definitively reflect actual costs since no identified theater, General Manager or other elements are yet under contract. During this period we would develop and mount marketing and advertising campaigns for the Off-Broadway Production. Ticket sales would begin, including group sales, and we would seek to secure as large an advance sale as may be possible. Rehearsals are likely to start four weeks prior to the anticipated opening night of the Off-Broadway Production. Rehearsals initially will take place in rented facilities, and not in the theater for the Off-Broadway Production. Rehearsals in the theater will commence at minimum ten (10) days prior to the opening. Rehearsals will involve not just the cast, but we will also need to rehearse the technical aspects of the production with pianist accompaniment to ensure that all of the staging, scenery, lighting and sounds systems work as planned.

Conversely, after we achieve the Minimum Offering we may determine that it is not in the best interests of the Company and investors to wait any significant length of time or even to wait at all given factors and conditions then in existence and may elect to proceed with an Other City Production. At that point we would undertake implementation of all the elements and actions, in the relatively same time frames as above (for an Off-Broadway Production).

The Author has retained the sole right to sell certain merchandise related to the Off-Broadway or Other City Production (including a cast album recording). The Company (and the Unit owners) will not have the right to produce and sell cast albums of our Off-Broadway or Other City Production. The Company and Unit owners will have no ownership of or income from exploitation of these rights.

We will seek as much publicity as is financially prudent and reasonable given our budgetary constraints for the official opening of the Off-Broadway Production or Other City Production. The day following the opening, newspapers should carry theater critics' reviews of the Off-Broadway Production or Other City Production. The nature of those reviews will have a significant impact on our marketing efforts – e.g., we may be seeking to exploit rave reviews, or we may be seeking to overcome negative or lukewarm reviews.

Following the Official Opening of the Off-Broadway Production or Other City Production

Following opening night of the Off-Broadway Production or Other City Production, we intend to focus our efforts on the day-to-day running of the Off-Broadway Production or Other City Production, including the ongoing advertising and marketing campaigns. We also will be responsible for managing unforeseen events that arise with respect to the Off-Broadway Production or Other City Production (e.g., the illness of a major cast member). If we have not previously done so, we would also seek to begin or continue negotiations with respect to the interest of a producer in staging a Broadway Production of the Musical.

If the Off-Broadway Production, Other City Production or Regional Musical Theater Production is well received, we may consider exploiting our right to license additional companies of the Musical in the United States and Canada. Other than a New York City Broadway Production of the Musical, we do not anticipate additional "sit-down" companies of the Musical in such territory; rather, it is most likely that any additional company would be in the form of a touring production. We also would explore the prospect of exercising our options to license additional first class companies of the Musical in the British Isles, Australia and New Zealand. We would receive license fees in connection with any licensed productions, would seek a percentage of gross or adjusted gross ticket sales or a percentage of Net Profits of any such licensed production and would not invest any Company funds in such production(s).

Operating Budget

The Operating Budget which follows is an estimate of the weekly Running Expenses (defined on page 10) of the Off-Broadway Production prior to Recoupment (the point at which Net Profits are first realized). The Operating Budget assumes that the royalty formula *(see, Royalty Formula)* is in effect but that there are no Weekly Profits, as a result of which the royalty participants would receive only minimum weekly guarantees which, in the aggregate, are not expected to exceed $20,000. Theater costs are included, other than variable theater rent, projected to be equal to 6% of gross weekly box office receipts. As with the Production Budget, actual expenditures cannot be predicted with certainty and may vary substantially from these estimates. In particular, since at this stage almost no agreements have been reached, the following Operating Budget is simply our best estimate of likely costs. We reserve the right to revise the Operating Budget, we note that it is almost certain that many of the line items below will require adjustment, and we make no representations as to the final actual "Running Expenses" of the Off-Broadway Production as a whole or as to any particular line item. A production in a city other than New York, such as Boston, should have less labor costs and certain other expenses as compared with a production staged in New York City.

SUMMARY OF PROJECTED CAPITAL RAISE, INCOME & EXPENSE, PROJECTED PROFIT OR LOSS FROM OPERATIONS AND ENDING CASH POSITION BASED ON PRODUCTION AT PLAYWRIGHTS HORIZON THEATER - NYC

Maximum Offering - $1,000,000 Gross Proceeds, Net Proceeds - $930,000		**Minimum Offering - $300,000 Gross Proceeds, Net Proceeds - $279,000**	
Seating Capacity:	196	Seating Capacity:	196
Length of Run	4 weeks	Length of Run	3 weeks
Number of performances (4 weeks)	32	Number of performances (3 weeks)	24
Ticket Price	$85	Ticket Price	$65
Expenses:		**Expenses:**	
Theater Rental - 4 Weeks	33,750	Theater Rental - 3 Weeks	22,500
Author, Composer, Lyricist Royalty at 2% of Gross Revenue for Each	23,990	Author, Composer, Lyricist Royalty at 2% of Gross Revenue for Each	13,759
Physical Production:		**Physical Production:**	
Scenery & Props	50,000	Scenery & Props	20,000
Costume (rental)	10,000	Costume (rental)	10,000
Lighting	4,800	Lighting	4,800
Sound	10,000	Sound	5,000
Fees:		**Fees:**	
Director/Choreographer	50,000	Director/Choreographer	18,009
General Manager	25,000*	General Manager	10,000*
Designers (sets, lighting, sound, costume)	75,000	Designers (sets, lighting, sound, costume)	10,000
Orchestrations and copying	65,000	Orchestrations and copying	40,000
Salaries/Payroll:		**Salaries/Payroll:**	
Actors (Equity & Non-Equity)	100,000	Actors (Equity & Non-Equity)	35,505

Stage Management (Mgr. &Asst. Mgr.)	5,000	Stage Management (Mgr. &Asst. Mgr.)	2,892
Musicians & Conductor	14,250	Musicians & Conductor	8,550
Rehearsal Expenses:		**Rehearsal Expenses:**	
Stagehands, load-in	80,000	Stagehands, load-in	40,500
Rehearsal - space (rent)	5,000	Rehearsal - space (rent)	5,000
Rehearsal Pianist	2,000	Rehearsal Pianist	1,500
Front of House:		**Front of House:**	
Box office	2,000	Box office	1,000
Programs	1,000	Programs	750
Advertising/Marketing:	50,000	**Advertising/Marketing:**	25,000
Publicist	25,000	Publicist	15,000
Opening night	10,000	Opening night	2,500
General Expenses:		**General Expenses:**	
Per Diem Allowance for Managing Member and Producer	0 **	Per Diem Allowance for Managing Member and Producer	0 **
Payroll taxes	26,752	Payroll taxes	3,672
Equity Pension & Health Insurance	4,520 ***	Equity Pension & Health	635
Insurance	TBD****	Insurance	TBD***
Legal	25,000	Legal	25,000
Contingency:	300,000 *****	**Contingency:**	0
Actors equity bond	TBD****	Actors equity bond	TBD***
Total (pre-opening & running) Expense	**$1,008,062**	**Total (pre-opening & running) Expense**	**$325,572**
Revenue at 75% capacity	**$399,840**	**Revenue at 75% capacity**	**$229,320**
Total Profit (Loss):	**($608,222)**	**Total Profit (Loss):**	**($96,252)**
Plus Invested Capital	<u>$930,000</u>	**Plus Invested Capital**	<u>$279,000</u>
Ending Cash After Operations Plus Invested Capital	**$321,778**	**Ending Cash After Operations Plus Invested Capital**	**$182,748**

* Points for General Manager

** Waived for Off-Broadway production
*** Does not include Equity Actors insurance contribution if Contingency funds used
**** Amount of Insurance and Equity Bond not ascertainable now
***** See discussion of Contingency funds under Plan of Operation

* Points for General Manager

** Waived for Off-Broadway production
*** Amount of Insurance and Equity Bond not ascertainable now

SUMMARY OF PROJECTED CAPITAL RAISE, INCOME & EXPENSE, PROJECTED PROFIT OR (LOSS) FROM OPERATIONS AND ENDING CASH POSITION BASED ON PRODUCTION AT VIRGINA WIMBERLY THEATER - BOSTON

Maximum Offering - $1,000,000 Gross Proceeds - Net Proceeds - $930,000		**Minimum Offering - $300,000 Gross Proceeds - Net Proceeds - $279,000**	
Seating Capacity:	372	Seating Capacity:	372
Length of Run	5 weeks	Length of Run	4 weeks
Number of performances (5 weeks)	40	Number of performances (3 weeks)	32
Ticket Price	$60	Ticket Price	$50
Expenses:		**Expenses:**	
Theater Rental - 5 Weeks	36,666	Theater Rental - 4 Weeks	30,000
Author, Composer, Lyricist Royalty at 2% of Gross Revenue for Each	22,932	Author, Composer, Lyricist Royalty at 2% of Gross Revenue for Each	20,088
Physical Production:		**Physical Production:**	
Scenery & Props	20,000	Scenery & Props	18,000
Costume (rental)	30,000	Costume (rental)	10,000
Lighting	25,800	Lighting	10,800
Sound	5,000	Sound	3,500
Fees:		**Fees:**	
Director/Choreographer	50,000	Director/Choreographer	30,000
General Manager	20,000[*]	General Manager	15,000[*]
Designers (sets, lighting, sound, costume)	10,000	Designers (sets, lighting, sound, costume)	10,000
Orchestrations and copying	30,000	Orchestrations and copying	30,000
Salaries/Payroll:	50,000	**Salaries/Payroll:**	30,000
Actors (Equity & Non-Equity)	45,500	Actors (Equity & Non-Equity)	35,505
Understudies	8,000	Understudies	2,000
Stage Management (Mgr. &Asst. Mgr.)	15,000	Stage Management (Mgr. & Asst. Mgr.)	2,892
Musicians & Conductor	43,200	Musicians & Conductor	8,550
Rehearsal Expenses:		**Rehearsal Expenses:**	
Stagehands, load-in	15,000	Stagehands, load-in	11,500
Rehearsal - space (rent)	1,000	Rehearsal - space (rent)	1,000
Rehearsal Pianist	1,500	Rehearsal Pianist	1,500

Front of House:		Front of House:	
Box office	1,000	Box office	1,000
Programs	1,300	Programs	750
Advertising/Marketing:	25,000	**Advertising/Marketing:**	25,000
Publicist	10,000	Publicist	5,000
Opening night	2,500	Opening night	2,500
General Administrative Expense:		**General Administrative Expense:**	
Per Diem Allowance for Director and Major Performers	28,000**	Per Diem Allowance for Director and Major Performers	0
Payroll taxes	12,370	Payroll taxes	5,818
Equity Pension & Health	2,098***	Equity Pension & Health	986*
Insurance	TBD****	Insurance	TBD**
Legal	25,000	Legal	25,000
Contingency:	300,000*****	**Contingency:**	0
Actors equity bond	TBD****	Actors equity bond	TBD**
Total (pre-opening & running) Expense	**$836,366**	**Total (pre-opening & running) Expense**	**$336,389**
Revenue at 75% capacity	$725,400	**Revenue at 75% capacity**	$446,400
Total Profit (Loss):	**($110,966)**	**Total Profit (Loss):**	**($110,011)**
Plus Invested Capital	<u>$930,000</u>	**Plus Invested Capital**	<u>$279,000</u>
Ending Cash After Operations Plus Invested Capital	$819,034	**Ending Cash After Operations Plus Invested Capital**	$168,989

* Points for General Manager	* Points for General Manager
** Per Diem allowance for Director & Key Performers	** Amount of Insurance and Actors Equity Bond not ascertainable now
*** Does not include Equity Actors insurance contribution if Contingency funds used	
**** Amount of Insurance and Equity Bond not ascertainable now	
***** See discussion of Contingency funds under Plan of Operation	

CALCULATION OF PRODUCTION GROSS AND ADJUSTED NET GROSS REVENUES WITHOUT PRODUCTION COSTS AND COSTS OF ADVANCES AND BONDS:

MODELED ON MINIMUM OFFERING PRODUCTION AT THE 196 SEAT PLAYWRIGHTS HORIZON THEATER - NYC AT $65/TICKET – 3 WEEK RUN/24 SHOWS

PERCENT OF CAPACITY	100%	90%	80%	75%	70%	60%	50%
GROSS	$305,760	$275,184	$242,208	$229,320	$214,032	$183,456	$152,880
ADJUSTED NET GROSS (5%)(2)	$290,472	$261,425	$230,097	$217,854	$203,330	$174,283	$145,236

MODELED ON MINIMUM OFFERING PRODUCTION AT 372 SEAT VIRGINIA WIMBERLY THEATER – BOSTON AT $50/TICKET – 4 WEEK RUN/32 SHOWS:

PERCENT OF CAPACITY	100%	90%	80%	75%	70%	60%	50%
GROSS	$595,200	$535,680	$476,160	$446,400	$416,640	$357,120	$297,600
ADJUSTED NET GROSS (5%)(2)	$565,440	$508,896	$452,352	$424,080	$395,808	$339,264	$282,720

(1) The Recoupment Schedule is based upon the following assumptions: a 196 seat New York City "Off-Broadway" theatre and an average ticket price of $65.00 for eight (8) shows per week for a three (3) week period. A conservative 75% sale of seating capacity has been utilized. 372 seats is estimated to be the size of the theater in which the Company intends to produce the Other City Off-Broadway Production if in Boston. The ticket price of $50.00 was selected by the Company as it represents the going rate for tickets to Off-Broadway musicals in the Boston market. A conservative 75% sale of seating capacity has been utilized.

(2) The difference between the Gross and the Adjusted Net Gross is the sum of charges for commissions levied by ticket selling agencies and credit card commissions; 5% represents an estimate and the actual number could be higher or lower, depending upon the number of tickets sold that are subject to commission charges.

Investors also should recognize that what the Gross and Adjusted Gross Revenue Schedule refers to as "100% of capacity" is a projection that assumes that 100% of the Off-Broadway Production or Other City Production seats are sold without discount (i.e. New York – 196 seats with an average ticket price of $65.00 per ticket or Boston - 372 seats with an average ticket price of $50.00 per ticket), or another city Production). If some tickets are sold at a discount, which almost always is the case, the Off-Broadway Production will operate at less than 100% capacity even if all tickets are sold. Investors should recognize that the Gross and Adjusted Gross Revenue at 100% of capacity is a highly optimistic scenario, and that extraordinarily few shows operate at 100% of capacity.

The estimates contained in the Gross and Adjusted Gross Revenue Schedule are subject to change and, of course, there can be no assurance that the Broadway Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that tickets sold will be at full price. It is highly unrealistic to expect that the Off-Broadway Production or Other City Production will achieve the maximum weekly gross revenue. Furthermore, both Production Expenses and Running Expenses may vary from the levels included in the Income and Expense Projection, and such changes could materially alter the Projected Profit or Loss in those projections. Most On or Off-Broadway productions do not run long enough to achieve Recoupment (the point at which Net Profits are first realized. It should be underscored that the Company's goal is not achievement of profit during the multiple week runs of an Off-Broadway Production or Other City Production but rather to gain the interest and commitment of a producer to take the Musical to a full Broadway Production.

Results of Operations for Period Ended May, 2016

We have not earned any revenues from inception through the date of this Offering Summary. We do not anticipate generating revenue until we have mounted the Off-Broadway Production, other City Production or Regional Musical Theater Production. We are presently in the development stage of our business and we can provide no assurance that we will generate any income on the Off-Broadway Production or Other City Production that we are producing. The Managing Member incurred approximately $84,000 in general costs and expenses through June 30, 2016.

Liquidity and Capital Resources

As of July 31, 2016, we had current assets (cash) of $100.00 in restricted cash. The Managing Member has, as of June 30, 2016, expended and advanced $84,000 from his own personal funds for the benefit of the Musical on expenditures including, but not limited to, studio recordings, facilities rental, actors, lighting, orchestra, orchestrations, offering and organizational costs as of August 31, 2016, the Managing Member is presently financing the Company's operations. See also, Certain Relationships and Related Party Transactions – Compensation of Managing Member and Executive Producer.

We are completely dependent upon obtaining financing in this offering to pursue our plan of operations. We intend to raise funds to finance our immediate and long-term operations through an offering of Units. The successful outcome of our financing activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

DESCRIPTION OF THE COMPANY'S BUSINESS

The Business of Broadway

We are in the commercial theater business which, in the United States, is generally separated into two categories, New York City and outside New York City. New York City is the central and principal venue for commercial theater in the United States with a significant resident population of theater-goers and a tourist population that attends the commercial theater regularly. The commercial theater business in New York City consists of Broadway productions, which are presented in theaters with more than five hundred (500) seats principally in the Times Square area or "Off-Broadway" productions, which are presented in theaters with fewer than five hundred (500) seats throughout the borough of Manhattan including smaller theater venues with less than two hundred 200 seats. Plays and musicals tend to be produced on an open ended basis in New York City, which means that instead of being scheduled for a particular run (e.g. three weeks of performances), they can run for an unlimited period of time, assuming sufficient ticket sales.

A theatrical producer begins the process of producing a play or musical by obtaining, alone or with others, an option for the right to present the play on the live stage in New York City (either on Broadway or Off-Broadway) from the author or authors of the play or musical. Such option is exclusive to the producer and usually contains additional options for the producer to present the play on tour and in other cities in the United States and Canada as well as certain international territories (most frequently the British Isles, Australia and New Zealand). It is typical for the producer to pay the playwright a non-returnable advance against the royalty to be paid to the playwright when the production is up and running.

Usually, once the rights have been obtained, theatrical producers will form a corporate entity such as a limited liability company or a limited partnership to serve as the production entity. Virtually simultaneously with the creation of the entity and preparation of the offering papers, the producers will usually begin to assemble the necessary business and creative elements and personnel. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. In addition, the producers will seek to secure a theater for the production. On the creative side, the producers will retain a director, a casting director, the cast, a choreographer (if necessary), designers for the set, costumes, lighting, sound and hair, a stage manager, a musical director and a conductor (if the production is a musical), and other related personnel.

The minimum compensation paid to the above-mentioned personnel is usually paid in accordance with applicable guild and union rules, and certain persons will negotiate terms in excess of such minimums. Many are entitled to royalties based on gross weekly box office receipts, including the producers. General Managers, and prestigious directors and authors sometimes also receive a share of Net Profits. Notwithstanding the foregoing, most Broadway productions now pay the royalty participants on the basis of a royalty formula pursuant to which the royalty participants share a percentage of weekly net operating profits (subject to a minimum weekly guaranty) instead of receiving a percentage of gross weekly box office receipts. The purpose of the royalty formula is to accelerate recoupment (and it is our intention to put a royalty formula in place for the On or Off-Broadway Production).

At times, before coming to New York City, a show will have an out-of-town run or will be produced by a regional theater in a developmental production. Once the determination is made to produce the show in New York City, a rehearsal period that might range from four to fourteen weeks typically will precede the commencement of public performances. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

If a Broadway production has a favorable run in New York City, the producers will often endeavor to exploit their right to produce or license additional companies of the production. The most common additional exploitation would be the formation of a new company to conduct a touring production throughout North America. Touring companies typically are formed to produce musicals, since few dramatic productions can attract sufficient audiences on a nation-wide basis. In addition to North American touring companies, the producer also may produce or license sit-down companies in North American (e.g., an open-ended Chicago run of a particular production), and foreign productions if the producer has secured such rights.

The Production Company

We are a limited liability company formed in the State of Massachusetts on July 20, 2016, primarily to produce and present the musical "Mardi Gras a Musical" based on the play, lyrics and music for "Storyville" Off-Broadway and to exploit certain ancillary rights therein. We have no operating history and there has been no bankruptcy, receivership or similar proceeding, nor has there been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since our date of formation. We do not own any physical property.

We are located at the offices of our Managing Member, James H. Kilroy.

We intend to present the New York City Off-Broadway Production or stage it in another city in a somewhat larger venue no earlier than late winter 2016, and no later than spring 2017 and currently anticipate presenting the New York City Off-Broadway Production at a small Off-Broadway theater such as The Playwrights Horizon Theater in New York City which seats approximately 196 persons or another similarly sized New York theater or the Virginia Wimberly Theater in Boston, Massachusetts which seats approximately 372 persons. However, we have no agreement with any theater. There is no assurance that the theaters that seem best suited for the Off-Broadway Production will be available when we are prepared to proceed with the Off-Broadway Production, and even if one or more such theaters is available, there is no assurance that we will be able to agree on terms that are favorable to the Musical.

We are managed by the Managing Member, and the Managing Member will have sole and complete control over the financial management and business affairs of the Company. The Company has no board of directors or management committee, and Investors will have no input regarding our operations. *See*, *Management*. We have no equity compensation plans.

Our business plans with regard to the production and marketing of the Off-Broadway Production are set forth above in the section entitled *Management's Discussion of Financial Condition and Results of Operations*. We will be fully capitalized upon the receipt of investments from Investors totaling $1,000,000 Gross - $930,000 Net Proceeds (or such lesser amount as the Managing Member determines is sufficient to produce the New York City Off-Broadway Production, but in no event less than $300,000 Gross - $279,000 Net Proceeds).

Investors in the Company will be those persons who invest in the Company in accordance with the terms of this offering by purchasing Units. If the Managing Member purchases Units, then with respect to such investment, the Managing Member also will be deemed to be an Investor.

The Managing Member

James H. Kilroy is the Managing Member of the Company. He is the sole executive of the Company. *See, Management.*

Bookwriter/Composer/Lyricist

The book of the Musical was written by James H. Kilroy, who also composed the music and wrote the lyrics. Mr. Kilroy holds two copyrights to the work entitled "Storyville" now "Mardi Gras a Musical" including U.S. Copyright Registration Number & Date: PAu003386941 / 2009-05-06 and Registration Number & Date: PAu003066468 / 2006-09-11.

Production Contract

The Agreement with James Kilroy as Author

Set forth in the table below is a summary of the payments to be made by the Company under the Production Contract:

Author, Composer, Lyricist Royalty	6% of gross weekly box office receipts
	2% / Author, 2% / Composer, 2% / Lyricist

The Author and not the Company will have sole merchandising rights in the Off-Broadway Production.

In addition to the right to produce and present the Off-Broadway Production, we have secured the exclusive right to sublicense one or more first class performances of the Musical in the United States and Canada, including touring performances. In addition, provided that we have presented the Off-Broadway Production for no less than twenty four (24) paid public performances, vesting will occur under the terms of the Production Contract, and we will have the right to exercise sublicensing rights to appoint producer(s) to stage the Musical in the British Isles, Australia and New Zealand (each, an "*Additional Territory*"), subject to certain terms and restrictions set forth in the Production Contract.

During the period that we are producing and presenting the Musical, the Author shall not retain rights to authorize first or second class commercial productions of the Musical in the United States or Canada, or in any Additional Territory.

Theater

We intend to present either an Off-Broadway Production in a small New York City Off-Broadway theater with a seating capacity of between 175 and 200 (196 seats at Playwrights Horizon) or to stage the production in another state and city in a larger theater venue with seating capacity of 370-400 (372 seats at the Virginia Wimberly Theater) or at a Regional Musical Theater Production (the North Shore Music Theatre 1,500 seats). However, we have made no agreement to date with a theater owner for a theater license, and there can be no assurance that a theater of the sort we would prefer will be available when we are ready to commence the Off-Broadway Production. Nor can there be any assurance that if any such theater is then available, we will be able to negotiate favorable terms given the high level of competition among Broadway producers that currently exists for the limited number of Broadway theaters. A typical Broadway theater license agreement will provide that the theater owner receives a fixed weekly payment, a percentage of gross weekly box office receipts, and reimbursement of expenses associated with the operation of the theater (including, without limitation, salaries of box office personnel, ushers, stage hands and musicians). The theater license will allow us to remain in occupancy and to continue to present the Off-Broadway Production for as long as we elect; provided, however, that if ticket sales fall off and we do not elect to close our production, the typical Off-Broadway theater license will give the theater owner the right to evict us if ticket sales fall below a specific threshold set forth in the license agreement for a period of two consecutive weeks.

We note that discussions are ongoing with the owner of the North Shore Music Theatre (NSMT) for a somewhat different arrangement from that with other theaters as we would have to provide limited "Enhancement Funds" – where a producer supplements a regional theater's budget with cash (as a hedge against the additional production costs and possible loss), and, if the production goes to "Broadway" the regional theater will take a royalty or other form of added incentive payment for risking taking on the cost of the balance of the production above the Enhancement Funds. In the case of NSMT the discussion have been regarding Enhancement Funds of $200,000 - $300,000. This sort of arrangement lessens that capital needed to stage a production while providing exposure and an opportunity for "Broadway" producers to the production.

Other Personnel

We intend to enter into a contract with the Orchestrator, Larry Hochman, with whom we have had discussions (see below), and will enter into contracts with a director, choreographer, designers and other personnel. None of the latter such contracts have yet been entered into, and there is no assurance that we will be able to secure the services of those whom we would most like to work with or that such persons, if available, will agree to terms we find acceptable.

Orchestrator

Larry Hochman has a long and illustrious career in musical orchestration.

Theater Credits

Confining his achievements to the Broadway stage, he has earned a TONY award and a DRAMA DESK award for Best Orchestrations for The Book of Mormon (co-orchestrated with Stephen Oremus). His 4 other TONY nominations were for The Scottsboro Boys (2010, also Drama Desk nomination), Monty Python's Spamalot (2005, also Drama Desk nomination), Fiddler on the Roof (2004) and A Class Act (2001). Orchestrations for Broadway include The Addams Family, The Scottsboro Boys (Kander/Ebb - upcoming Fall 2010), Fiddler on the Roof (additional orchestrations for the 2004 Revival), Jane Eyre, A Class Act, The Gershwins' Fascinating Rhythm and Late Nite Comic, and additional orchestrations for Hugh Jackman - Back on Broadway, Shrek, The Little Mermaid, Chita Rivera: A Dancer's Life, King David (Alan Menken & Tim Rice), The Music Man (Revival), Isn't It Romantic (Michael Feinstein), The Prince of Central Park and Do Black Patent Leather Shoes Really Reflect Up? Orchestrations for regional shows include Little House on the Prairie, Dancing in the Dark (San Diego Theatre Critics Circle Award), Senor Discretion Himself (Frank Loesser World Premiere), Hans Christian Andersen (co-orchestrator), Marty (co-orchestrator), Barry Manilow's Copacabana and many others; also Death Takes a Holiday, A Woman of Will, I Love You Because and Suburb (Off-Broadway).

Other Musical, Conducting and Orchestration Credits

Among his other arrangements are "A Sondheim Medley" (authorized by Mr. Sondheim), arrangements for Michael Feinstein (Carnegie Hall), Betty Buckley, New York Philharmonic, San Francisco Symphony, Los Angeles Philharmonic, Boston Pops Orchestra, Thomas Dolby, Amanda McBroom, Andre de Sheilds, Susan Lucci, Connecticut Grand Opera and Orchestra, The Broadway Concert (Judy Kaye & Mark Jacoby), Radio City Music Hall, The Big Apple Circus and Lincoln Center's American Songbook series.

His early work on Broadway as a pianist and conductor include 18 other shows; among them are Pippin, Pacific Overtures, Godspell and The Magic Show. In addition to the above he has done arrangement and orchestrations for Sir Paul McCartney.

His credits are too numerous to list here but can be found at http://www.larryhochman.net/credits.html. Full information about Mr. Hochman and his achievements are available at http://www.larryhochman.net/home.html

Compensation of Managing Member, General Manager, Theater, and Creative Personnel

Compensation of the Managing Member

Share of the Adjusted Net Profits

The Managing Member will be entitled to receive 10% of our Adjusted Net Profits. The other 90% will be allocated to Investors pro rata in accordance with their ownership of Units. The Managing Member reserves the right to accord others, including, without limitation, certain Investor Members, a share of its Adjusted Net Profits (or other financial entitlements).

Reimbursement or Conversion of Advances into Units

Any offering or production expenses that the Managing Member advances to the Company may be reimbursed to the Managing Member. As of June 30, 2016, he had expended $84,000 of his own funds for these purposes. If, however, the Managing Member declines to be reimbursed then any sums advanced by him to the Company will be converted into Units, at $2,000 per Unit, in which event the Managing Member will become an Investor to the extent thereof. The Managing Member has conditioned any conversion of his funds advance into Units upon the prior attainment of the Minimum Offering.

Compensation of Bookwriter/Composer/Lyricist

See discussion under *Production Contract* above.

Compensation of Director

We intend to engage an as yet unidentified individual as director for the Off-Broadway Production (the "Director") under an agreement that provides that he or she will receive the minimum fee and advance set forth in the Broadway League and the Stage Directors and Choreographers Society Collective Bargaining Agreement at the time the Off-Broadway Production starts rehearsals, currently $18,009. At the discretion of the Managing Member the Director may receive additional compensation which may be in the form of a royalty, minimum weekly guarantee in a percentage amount to be determined against a to be determined percentage of weekly operating profits, increasing at 100% Recoupment to a to be negotiated minimum weekly guarantee of a negotiated amount against a percentage of weekly operating profits.

Compensation of the Cast

The cast has not yet been selected for the Off-Broadway Production. As is typical for Off-Broadway production companies, we intend to enter into contracts with performers on at least the minimum terms approved by Actors' Equity Association, although nothing would prohibit us from agreeing to terms with certain members of the cast which are above such minimum terms. If we cast "stars" in any of the lead roles, such stars may receive in addition to guaranteed compensation, a percentage of gross weekly box office receipts above certain levels and perhaps even a share of our Net Profits.

Compensation of Other Personnel

Director, Choreographer, Musical Director, etc.

The Company intends to hire an orchestrator, Larry Hochman, and also plans to hire other personnel, including among others a choreographer, a musical director, as well as scenic, lighting, costume, and sound designers. We anticipate that we may be able to secure the services of a Director/Choreographer who is highly accomplished in this dual role and discussions are underway with such person's agent. All will receive basic compensation in accordance with applicable guild or union standards. Certain of such persons are likely to negotiate amounts in excess of such standards. Stage hands will be engaged by the theater, and we will reimburse the theater for all such costs, and the same procedure will be followed in connection with the engagement of musicians.

The foregoing is not a complete list of all of the personnel who will be engaged by us. In all circumstances, we intend to enter into agreements with such personnel on standard terms for the industry, taking into account the caliber of the particular persons involved.

Compensation of Orchestrator

Subject to availability and contract negotiation, he Company intends to retain the Orchestrator, Larry Hochman, under an agreement expected to provide that in exchange for Mr. Hochman's services in connection with the orchestration of the score to the Musical, the Orchestrator will receive a fee in the amount of $30,000 if the Minimum Offering is raised and $65,000 if the Maximum Offering is raised.

Gross Participants and Net Participants

We reserve the right to enter into contracts providing for payment of percentages of gross weekly box office receipts or Net Profits to stars or others. Any increase in the amount of gross weekly box office receipts will increase the amount of time the Off-Broadway Production will have to run for Investors to recoup their investments, and any compensation consisting of a share of Net Profits will reduce the Adjusted Net Profits available to Investors.

Royalty Formula

As discussed above, a royalty formula will be in effect for the Off-Broadway Production. As a result, and for the purpose of accelerating Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), the royalty participants will receive a share of Weekly Profits instead of a percentage of gross weekly box office receipts. The terms applicable to the Author, the largest royalty recipient, are described above in *Production Contract*, and the terms applicable to the director are described above in *Compensation of Director*. Because agreements have not been reached with other royalty participants such as the choreographer and certain designers, we cannot know for certain what percentage of operating profits will be assigned to the royalty pool prior to Recoupment, with some increase to follow post-Recoupment.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

James H. Kilroy is the Author, Composer and Lyricist of Mardi Gras a Musical (formerly entitled and known as "Storyville"). He is the Managing Member of Mardi Gras A Musical, LLC. Neither we, nor our Managing Member currently have other executive officers or key employees. Set forth below is biographical information with respect to James H. Kilroy.

Biography

James H. Kilroy is a successful businessman, publisher, musician, writer, composer and lyricist. He is the owner of The Piano Warehouse in Danvers, MA and is in the business of selling new and used pianos, as well as specializing in the rebuilding and refinishing of classic Steinway pianos. His clients include Bo Hwang, first violinist of the Boston Symphony, Ron O'Kelley, former treasurer, State Street Bank, Gary Wolf, author of the Roger Rabbit books, Peter Lynch of Fidelity Magellan Fund, Paul Fireman of Reebok, Steve Thomas of This Old House and numerous radio and TV personalities. He has shipped his pianos throughout the United States and as far away as Hong Kong.

Publishing Experience – Mr. Kilroy is the proprietor of Pendleton Books, Inc., a book publisher and the publisher of Harriet Tarr's novels: Dorcas Good – the Diary of a Salem Witch, The Red Witch, and Salem's Ghosts.

Musical Experience

His musical credits include: organist for the Boston Red Sox for eight years and performing organ concerts throughout the United States, drummer with Capitol recording artist and jazz organist Joe Bucci, and trombonist and bandleader of Jim Kilroy's Jambalaya Jazz Band. This traditional Dixieland jazz band of regional prominence performs concerts and participates in numerous parades and events. Mr. Kilroy is a former Member of the Boston Musicians' Union, Local 9-535 AFM. He has performed in dozens of Mardi Gras parades in New Orleans which was the impetus for the writing of Mardi Gras a Musical (aka Storyville). Mr. Kilroy is a member of the Broadway League, an association of producers.

Experience in Community Theater

Mr. Kilroy has written, directed, produced and acted in plays and musicals at the New England Theater Conference Festival at Brandeis University and was involved in Community Theater directing and producing as well as acting onstage and performing in orchestras. At the Topsfield Fair (Topsfield, Mass) he was the opening act for such luminaries as Crystal Gale, Herb Reed, Mickey Gilley, Marie Osmond, The Kingston Trio, Waylon Jennings and Brenda Lee among others. He has investment properties and, along with his wife, has managed such properties' rehabilitation and rental.

Military Service

In his military service he was a Special Agent with the United States Army Counter Intelligence Corps.

New Orleans Experience as the Basis for the Musical

After Hurricane Katrina there was a lot of underground racism surfacing its ugly head such as was reflected in statements like "it's a good thing that they're not going to rebuild the ninth ward. Maybe now we can get a white mayor", and other similar remarks, and that troubled Mr. Kilroy. He wrote Storyville/Mardi Gras A Musical to illustrate that in his experience racism and bigotry never really goes away.

James H. Kilroy is our Managing Member, and any compensation paid to him for providing services will be paid by him as the Managing Member out of any compensation paid to the Company. James H. Kilroy has not received any compensation for services he has provided to date in connection with the New York City Off-Broadway Production.

We have no other managers and officers.

Reimbursement of Managing Member

The Managing Member shall be reimbursed for expenses as set forth in *Compensation of the Managing Member*.

Executive Compensation

The employment agreements with the Managing Member and others are discussed above under **Compensation of Managing Member, General Manager, Theater, and Creative Personnel &** *Compensation of the Managing Member.*

Compensation of Director

At this time we have not entered into a contract with a Director and it is not yet known: (i) what compensation a Director will command (dependent on reputation and past successes), and (ii) whether if a notable Director is engaged what participation in ticket sales or profits he or she will require.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Employment Agreements

The following table sets forth certain information regarding beneficial ownership of Units as of June 30, 2016 by (i) by each person who is known by us to own beneficially more than 5% of our membership interests, (ii) by each of the named executive officers and (iii) by all our managers and executive officers as a group. On such date, we had one Unit outstanding.

Name and Address of Beneficial Owner	Units Beneficially Owned before offering	Units Beneficially Owned after Minimum Offering	Percent of Class Beneficially Owned
James H. Kilroy	- 0 -	1 Unit	Currently, 100%

(1)(2)(4) 88 Holten Street, Danvers, MA 01923

    (1)   James H. Kilroy is the Managing Member of the Company and in his capacity as the Managing Member is entitled to ten percent (10%) of the Adjusted Net Profits of the Company pursuant to the terms of the Operating Agreement, which entitlement is unrelated to the Managing Member's ownership interest of any Units.

    (2)   James H. Kilroy may acquire Units in the offering either through the conversion of outstanding expenses advanced by him at $2,000 per Unit or through the purchase in cash of Units at $2,000 per Unit.

    (3)   It is not known at this stage if James H. Kilroy will acquire any Units beyond that which he may acquire, subject to certain conditions, through conversion of $84,000 of funds advanced by him to the Company and the Production.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managing Member, have other relationships that may create disincentives to act in the best interests of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, prospective investors should be aware that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. The Managing Member is accountable to the Company as a fiduciary and consequently must exercise integrity in handling the Company's affairs. Investors may have the right, subject to procedural and jurisdictional requirements, to bring legal actions to enforce their rights under federal securities laws; and may be able to recover such losses from the Managing

Member if such losses resulted from the Managing Member's violation of the anti-fraud provisions of the federal securities laws. Since the foregoing involves a rapidly developing and changing area of the law, Investors who at any time believe that the Managing Member has breached his fiduciary duty should consult with their own counsel. The Operating Agreement conforms to the Massachusetts Limited Liability Company Act (MGL c.156C) with respect to the duties owed by the Managing Member to the Investors. No agreement or other arrangement shall permit the Managing Member to contract away his fiduciary obligation to Investors.

Relationship of Managing Member and Producer

The Managing Member is the husband of the producer, Harriet R. Tarr, the principal and Manager of Lello Productions, LLC. It may be in the Managing Member's interest to continue to present the initial Off-Broadway Production with his wife as producer receiving ongoing compensation during the run, when it may be in the interest of Investors for the run of the initial Off-Broadway New York City Production to be terminated in favor of a larger Broadway production with a different producer.

Compensation of Managing Member and Producer

- As compensation for her services as producer it is expected that Harriet Tarr and Lello Productions, LLC will receive a production fee of $5,000 which shall be paid as follows: $1,500 on the first day of rehearsals, $1,500 on the first paid public performance and $2,000 on the official opening of the Off-Broadway Production.

- In addition, the Producer will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 0.025% of gross weekly box office receipts for each week that the New York City Off-Broadway Musical is presented and a weekly executive producer fee of $500 for her expenses incurred.

- The Managing Member will also be entitled to receive 50% of our Adjusted Net Profits. The Managing Member's advances of costs and other expenses advanced on behalf of the Company will be reimbursable. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $2,000 per Unit, in which event the Managing Member will become an Investor to the extent thereof. As of June 30, 2016 the Managing Member had advanced on behalf of the Company $84,000 to cover various costs and expenses.

Competition by the Company for Management Services

The obligations of the Managing Member to the Company are not exclusive. The Managing Member is involved in other entertainment-related projects as well as in other business activities

Lack of Separate Representation

The Company and the Managing Member are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Managing Member. The attorneys, accountants and other professionals who perform services for the Company do not represent Investors, and no other counsel or professionals have been retained to represent the interests of Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Memorandum are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as an exhibit to this Offering Memorandum.

The Units will not provide the holder with any right to vote on the actions of the Company, except to replace the Managing Member in the event of his death, Permanent Disability, bankruptcy, or resignation. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. *See, Distributions*.

The Units may not be transferred without the consent of the Managing Member, which it may grant or withhold in its discretion. Consent may be conditioned on the transferring Investor complying with such conditions as may be prescribed by the Managing Member.

Operating Agreement

The rights and obligations of the Managing Member and the Investors will be governed by the Company's Certificate of Organization and the Operating Agreement. The following sections summarize the material provisions of the Operating Agreement. This outline is not definitive, and potential investors are advised to read and have their advisors read the Operating Agreement in its entirety. It is annexed to, and forms a part of, this Offering Memorandum.

Distributions

See, Distributions.

Powers of Managing Member

The Managing Member has full, exclusive and complete authority and discretion over the business of the Company. Investors have no right or power to take part in the management of, or to bind the Company, except as otherwise provided by law.

Liability of Investors

Investors will not be personally liable for any debts, obligations or losses of the Company beyond the amount of such Investor's investment and share of the undistributed Adjusted Net Profits, and a potential obligation to return distributions in certain limited circumstances. *See, Distributions.*

Restrictions on the Transfer of Units

Investors will not be able to sell or transfer any of their Units unless the Managing Member approves such sale or transfer, which it may or may not do so in its sole discretion. As a pre-condition to any transfer, counsel to the Company will need to determine that such sale or transfer is permissible and does not violate any applicable law, rule or regulation.

Allocation of Net Income and Net Losses

We will make allocations as determined by our accountants for federal income tax purposes consistent with the economic interests reflected in the distribution provisions as described above in Distributions. Generally, such allocations will be as follows: Net Income will be allocated 50% to the Managing Member and 50% to the Investors, and Net Losses will be allocated to the Investors; provided, however, that if the Managing Member has previously been allocated Net Income, the Managing Member will share in the Net Losses to the extent of the previously allocated Net Income. All allocations to Investors will be made in proportion to the amount invested by each.

Voting Rights

The right of Investors to vote on Company matters is extremely limited. If the Managing Member, dies, suffers a Permanent Disability, resigns, or files for bankruptcy, then the Investors shall have the right to vote on whether to continue the business of the Company and designate a substitute Managing Member. The vote of a majority in interest of the Investors will be required to approve the continuation of the Company. Each Investor's interest in the Company will be equal to the number of Units held by such Investor, thus, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. Other than the right to vote described above, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required. Members shall not have appraisal or dissenters' rights. Members shall not be permitted to remove the Managing Member and shall only have the right to replace the Managing Member in the unlikely event that the Managing Member dies, suffers Permanent Disability, resigns, or enters into bankruptcy. Members shall not have the ability to compel dissolution or liquidation of the Company.

Amendments

The Managing Member (or a third party designated by the Managing Member) has exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Organization of the Company required by law or required to reflect any amendment to the Company's Operating Agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United

States of America, the states of Massachusetts, New York or any other state in which the Company may do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to the Company's Operating Agreement. The Managing Member does not, however, have any rights, power or authority to amend or modify the Company's Operating Agreement when acting pursuant to the powers conferred by this paragraph.

Books and Records

If an Investor provides a written request to the Managing Member setting forth a good cause relating to the business of the Company and such Investor's investment therein, such Investor, or its financial representative, may examine the Company's books and records during normal business hours of the Company, however, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the Company.

Liability of the Managing Member

The Managing Manager will not be liable to the Investors or the Company (i) for his failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company; provided, however, the following conditions are met: (x) the Managing Member, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Managing Member, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Managing Member.

Indemnification of the Managing Member

The Company (but not the Investors personally) indemnifies and holds harmless the Managing Member, from any claim, loss, expense, liability, action or damage resulting from any act or omission in the conduct of the business of the Company provided that the following conditions are met: (a) the Managing Member, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (b) the Managing Member was acting on behalf of the Company, (c) such liability or loss was not the result of negligence or misconduct by the Managing Member, and (d) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to limitations described below with respect to the advancement of Company funds, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managing Member in defense or prosecution of any action relating to such act or omission).

Notwithstanding anything to the contrary contained in the foregoing paragraph the Managing Member and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The Company may not incur the cost of that portion of liability insurance which insures the Managing Member for any liability as to which the Managing Member, as applicable, is prohibited from being indemnified under this section.

The advancement of Company funds to the Managing Member for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (b) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (c) the Managing Member undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the Operating Agreement, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Abandonment, Termination and Liquidation

Abandonment of Production. The Managing Member at any time may abandon all further Company activities for any reason. At such point he shall so notify each of the Investors and the Company shall be terminated on such date as the Managing Member may designate. As of the date so fixed, the term of the Company shall end and the Managing Member shall liquidate the Company assets.

Termination. The term of the Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed or otherwise terminated, and all financial affairs relating thereto have been settled; or (b) the death, Permanent Disability, resignation, or bankruptcy of the Managing Member, unless Investors holding a majority of the Units determine within thirty (30) days after such event to continue the business of the Company and, in such event, the Investors shall designate a substitute managing member who has agreed in writing to serve in such capacity. Upon any termination, the Managing Member will liquidate the affairs of the Company.

Liquidation of Company Assets. Where the Company is terminated or the activities of the Company are abandoned, the assets of the Company will be liquidated as promptly as possible and any cash proceeds shall be applied as follows, and in the following order of priority:

- to the payment of all debts, taxes, obligations and liabilities of the Company and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as hereinafter provided.

- to the repayment of the cash contributed, or deemed to have been contributed, by the Investors (if any shall then remain unpaid), said Investors sharing each such repayment proportionately to their respective investments; provided, however, that no amount shall be distributed to any Investors in excess of the balance of such Investor's capital account.

- the surplus, if any, of the said assets then remaining shall be divided among all the Investors and the Managing Member in proportion to the balance of their capital accounts.

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at such price and terms as the Managing Member, in good faith, deems fair and equitable. Any Investor or the Managing Member, or any company, corporation or other firm in which it, or any of them, are in any way interested, may purchase said assets at such sale. Only physical assets need be sold.

Right of Company to Procure Additional Funds

If Production Expenses are higher than projected, or if the Company is operating unprofitably, we have the right to take in additional funds in the form of loans, if available. Any such loans will be on such terms, and will bear such interest, as may be negotiated. However, (i) if a lender becomes entitled to receive a share of Adjusted Net Profits, that will be paid entirely out of the Managing Member's share of Adjusted Net Profits, and (ii) no interest will be charged on any loan made by the Managing Member to fund additional Production Expenses (it being understood that, in no event will the Managing Member have any obligation to make loans to the Company). When loans are outstanding, they will be entitled to be repaid in full (with interest if applicable), before distributions are made to Investors or to the Managing Member. See, Risk Factor Number 7.

Reports to Investors

The Company will provide each Investor with periodic financial reports and with an annual Schedule K-1 that will show the Investor's share of our income (or losses), deductions and credits. Such share will be determined in accordance with applicable tax accounting principles as set forth in the Operating Agreement. We expect to provide these reports to our Investors electronically.

<center>**TAX CONSIDERATIONS**</center>

The following discussion of income tax considerations is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), Treasury Department regulations ("*Regulations*"), and current judicial and administrative decisions through the date of this Offering Memorandum. It is the opinion of Peter Kaufman, CPA that this discussion accurately describes the material tax consequences affecting individual citizens and residents of the United States who become Investors in the Company. No ruling from the Internal Revenue Service ("*IRS*") as to the tax treatment affecting Investors has been sought. Please be aware that (TBD) has served as special tax counsel to the Company and does not represent the individual members of the Company, except that he is the accountant and has represented the Managing Member. No assurance can be given that legislation or judicial or administrative changes will not modify this section in the future. Because it is impractical to comment on all aspects of federal, state, and local tax laws which may affect the tax consequences of participating in the Company, each prospective Investor should satisfy himself as to the income and other tax consequences of this investment by obtaining advice from his own tax counsel or adviser. The following tax matters, however, are of particular significance:

Tax Status of Company; Investors Liable for Taxes on Company Income

Mardi Gras a Musical, LLC is a limited liability company organized under the limited liability company laws of the Commonwealth of Massachusetts as Mardi Gras A Musical, LLC, specifically Chapter 156C of the Massachusetts General Laws (the "*LLC Act*"). Under the Code, the Company will be treated as a partnership for federal income tax purposes unless and until an election is made for the Company to be taxable as a corporation. No such election has been made, and it is not anticipated that any such election will be made. So long as the Company is classified as a "partnership" for federal income tax purposes, each item of income, gain, deduction, credit and loss will flow through‖ the Company to the Investors in effectively the same fashion as if the Investors had incurred such income, gain, deductions, credits and losses directly. Consequently, each Investor will be required to include on his/her tax return his/her share of income, gains, deductions, credits, and losses of the Company. The Company's failure to make cash distributions, either completely or in an amount sufficient to satisfy the tax liability associated with such share of income and gains, does not affect the Investor's liability for taxes, and each Investor will be required to include his/her full share of income or gain from the Company in taxable income regardless of whether any cash distributions are made. In this regard, it is noted that the Operating Agreement allows the Manager to establish a reserve. The establishment of a reserve will not reduce our taxable income, and Investors will be subject to tax on any profits used to fund such reserve.

No Material Tax Benefits Are Present

Investment in the Units is not anticipated to result in any material federal or state tax benefits for any Investor. As to Investors, the Company's activities in all likelihood will be classified as "passive activities." Under the passive loss provisions of the Code, losses from passive activities may not be used to offset other income of a taxpayer such as salary, interest, dividends and active business income, although such losses may be applied against passive income of the taxpayer from other sources. Disallowed losses from an activity are allowed in full when the taxpayer disposes of his entire interest in the activity in a taxable transaction. The limitation on passive activity losses applies to individuals, estates, trusts, closely held Subchapter C corporations and personal service corporations. As a result, Investors described in the preceding sentence will not be able to deduct their share of any losses incurred by the Company as they arise (unless they have passive activity income against which to offset the losses). Such losses will, instead, be "suspended" until such time as the Investor disposes of his entire interest. Since there is not expected to be any market for Units, there may not be a disposition for these purposes until the Company is liquidated. Moreover, because the Company does not anticipate incurring a substantial amount of debt, any losses that are realized will likely represent an actual loss of capital invested by the Investors.

Investors May Be Subject to Tax in New York

Because our business may be conducted in New York, New York has the power to tax any income that we do generate in or from the state. As discussed above, that income will flow through to the Investors. Such income will maintain its character as New York source income as regards the Investors, and Investors will therefore be subject to New York income taxation even if they are residents of another state. Under New York law, we will be required to make estimated New York income tax payments in respect of most nonresident Investors if the liability exceeds a minimum amount established by law (currently $300). Any such estimated payments will be charged against distributions otherwise due to Investors in respect of whom such payments were made and as such will reduce the amount otherwise distributable to such Investors. Further, the making of such payments does not relieve nonresident Investors of filing a New York income tax return for the relevant year, but such payments are allowable as a credit against the taxes due under such returns. An Investor's state of residence may or may not allow a credit for all or a portion of the taxes paid to New York.


PLAN OF DISTRIBUTION


There is no current market for our Units

There is currently no market for our Units, and it is not anticipated or intended that there ever will be a market for Units.

The offering will be sold by our Managing Member through the online funding portal of Opening Night Capital, LLC with FundAmerica Securities, LLC, a broker/dealer performing investor suitability verification, anti-money laundering checks and having arranged to have Provident Trust Group LLC serve as the Escrow Agent for Investor subscription deposits.

We are offering up to a total of 250 Units. The offering price is $2,000 per Unit and the minimum required investment is $2,000. The offering will commence promptly after the date of the Offering Memorandum and will close upon the earlier of (i) the Offering Deadline, (ii) the first paid public performance of the Off-Broadway Production, (iii) the first paid public performance of an Other City Production, (iii) the signing of a production contract with a Regional Musical Theater, or (iv) the sale of maximum number of Units being offered in the offering.

The Units will be offered by us on a "best efforts minimum/maximum" basis and there can be no assurance that all or any of the Units offered will be subscribed for. If less than the Maximum Offering Net Proceeds are available to us, our development and prospects could be adversely affected. *See, Risk Factor Num*bers 5 and 18. We will need to sell at least 150 Units ($300,000 Gross Proceeds - Net Proceeds of $279,000) in order to close the offering ("Minimum Offering").

No one has committed to purchase any of the Units to be offered. Therefore, we may sell only a nominal amount of Units and return the funds received, or sell only the minimum number of Units required for the offering to close, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel the offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions, less any fees incurred with FundAmerica or the Escrow Agent. Once the Minimum Offering is subscribed for, we may continue to accept subscriptions but not in excess of the Maximum Offering or beyond: (i) the first paid public performance of the Off-Broadway Production or Other City Production, or (ii) the signing of a production contract with a Regional Musical Theater.

We intend to sell the Units in the offering through Opening Night Capital's website and equity Crowdfunding portal and our Managing Member, James H. Kilroy, who plans to reach potential investors through personal contacts, the Internet, and word of mouth. Mr. Kilroy is not a registered broker-dealer and the Company believes he is exempt from registration in reliance upon the safe harbor of Rule 3a4-1 of the Exchange Act.

The basis of the analysis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

> (a)   Mr. Kilroy is not currently nor will he be subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act at the time of his participation in the offering;

> (b)   Mr. Kilroy is not receiving commissions or other remuneration in connection with his participation in the offering based either directly or indirectly on transactions in securities. As the Managing Member, Mr. Kilroy is currently performing and will continue to perform substantial duties for the Company. Any compensation to him as Managing Member is being made solely in consideration for producer services and services related to the marketing of the sale of tickets for the Off-Broadway Production or Other City Production;

> (c)   Mr. Kilroy is not currently and will not be an associated person of a broker or dealer; and

> (d)   Mr. Kilroy will, we believe, meet the conditions of Rule 3a4-1(4)(iii) by virtue of his participation in passive sales activities only. The Company intends to

advertise its security offering principally through the Opening Night Capital website. The content of these communications will be approved by the Managing Member of the Company. On no account will Mr. Kilroy initiate contact with prospective investors through oral solicitation including "cold calling". In responding to inquiries of prospective investors initiated by the prospective investor, the content of such responses will be limited to the information contained in the Company's offering memoranda.

The Managing Member will receive no commission from the sale of the Units.

Other than Opening Night Capital, LLC, we have no intention of inviting broker-dealer participation in the distribution of this offering, however but a broker-dealer, FundAmerica Securities, LLC, will be confirming the suitability of investors to participate in the offering, which will be, as provided for under the Regulation Crowdfunding Title III provisions, on a website funding portal operated by Opening Night Capital, LLC (ONC) - http://openingnightcapital.com/. The Company has paid ONC $250.00 for the placement of its information and offering on ONC's funding portal.

James H. Kilroy's address is 88 Holten Street, Danvers, MA 01923.

Procedures for Subscribing

Any prospective investor who decides to subscribe for Units when the Offering Memoranda is completed and furnished to prospective investors must complete a subscription package, including a Subscription Agreement, and deliver a check for acceptance or rejection. The minimum investment amount is $2,000 (i.e. 1 Unit). Funds for your investment will be made available either by your provision of your banking account information and Automated Clearing House (ACH) authorization to draw funds in the amount of your investment or by your wiring of funds for the amount of your investment to Provident Trust Group, LLC, W. Sunset Rd., Suite 250, Las Vegas, NV 89148 for further credit to the Escrow Account of Mardi Gras A Musical, LLC.

All cash contributions shall be deposited in a special bank account, the Escrow Account, at Provident Trust Group, LLC, W. Sunset Rd., Suite 250, Las Vegas, NV 89148 [https://trustprovident.com/], and shall not be used by us prior to the receipt of the Minimum Offering. The accumulated interest, if any, shall be an asset of the Company, and the Company shall have no obligation to pay such interest to the Investors. Once the Minimum Offering has been raised, we may use all the Net Proceeds of the offering as more fully described in the *Use of Proceeds* section. If we do not raise an amount equal to or over the Minimum Offering on or prior to the Offering Deadline, then all contributions will be promptly returned without interest but less any fees incurred with FundAmerica or the Escrow Agent.

The Units will not be certificated and the number of Units owned by each Investor shall be recorded in the Company's corporate records. No Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an

Investor unless and until the Minimum Offering is reached.

We anticipate that, at various levels of investment, which levels have not yet been determined, Investors will be provided with memorabilia in the form of merchandise from the Off-Broadway or Other City Production, tickets to the show and billing in the program.

A purchaser of Units will become bound by the provisions of the Company's Operating Agreement and therefore will be subject to the rights and obligations under such agreement.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the prospective subscriber, without interest, but less any fees incurred with FundAmerica or the Escrow Agent.

Front Money Investors

As of the date of this Offering Memorandum, the Managing Member has received no money in from any investor or party in advance of a closing of the offering to financially assist the Managing Member with additional pre-production expenses for the Off-Broadway Production or Other City Production, "Front Money". Though the Managing Member has to date advanced $84,000 to cover various costs and expenses he reserves the right to actively solicit and accept Front Money either in advance of subscriptions from investors or after obtaining the Minimum Offering but prior to obtaining the Maximum Offering to permit the Musical to move forward with contracting for arrangements, elements and commitments for the Musical including, but not limited to, contracts with key personnel, performers, and theater venues. If an offering is completed any Front Money will convert to Units but upon better terms than are being offered to investors inasmuch as there is a greater risk to the Front Money investor (the offering may not close and, therefore, that Front Money investor would lose his or her Front Money investment. To reward this assumption of risk those Front Money investors seek a greater return on their investment than later ordinary investors in the offering. Such bonus to the Front Money investor may be in the form of providing more than a single Unit for each $2,000 of Front Money converted by having the Managing Member give a portion of his Unit holdings to the Front Money Investor or can involve the Managing Member giving Front Money investors "points" from the Managing Member's side of the profit equation, in addition to those allocated directly in proportion to the invested capital. In any event, provision of any additional consideration or benefit provided to the Front Money investor will not come from investors in the offering nor impact their holdings or return, if any.

State Qualification and Suitability

This Offering Memorandum does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

The Units are speculative, are subject to significant restrictions on transfer and involve a high degree of risk. Accordingly, the Units are suitable only as a long-term investment for persons who can afford to lose their entire investment. As a consequence, some states may require us to impose suitability standards applicable to investors from those states who wish to subscribe for Units in the offering. Such suitability standards may be in the form of recommendations or may be mandatory requirements. If the suitability standards are mandatory, we will require investors to execute a representation or supply evidence of compliance with the applicable standards. We reserve the right to reject any subscription for any reason, including if we determine that the Units are not a suitable investment for a particular investor.

California residents may not invest in the offering as Accredited Investors unless such resident meets the following suitability test:

> California residents who wish to purchase Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

> Units will be sold only to California residents that meet the requirements applicable to them. Even if a prospective investor represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason, including if we determine that the units are not a suitable investment for such prospective investor.

Subscription Agreement Information

Our subscription agreement, when signed and delivered by a prospective investor to us, will be an irrevocable offer by such prospective investor to purchase Units in the amount provided in the agreement. In the subscription agreement, each prospective investor will be required to make representations to us that such prospective investor has received a copy of the Offering Memorandum, and the appendices and any supplements to the Offering Memorandum; that the prospective investor understands the risks associated with an investment in the Units; that the prospective investor is purchasing Units for the purpose of investment and not for resale; that the prospective investor is aware that the Units are subject to significant restrictions on transfer; and that the prospective investor has had the opportunity to obtain advice of such prospective investor's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to an investment in our Units.

In addition, the subscription agreement contains a statement that each prospective investor agrees to be bound by our Operating Agreement. The subscription agreement also requires information about the nature of the prospective investor's ownership, the prospective investor's residence, and the prospective investor's taxpayer identification or social security number. Subscription agreements are subject to approval and acceptance by us, and we reserve the right to reject any subscription in whole or in part for any reason in our sole discretion. Prospective investors should review the representations and other provisions of the subscription agreement carefully before signing it.

Advertising, Sales and other Promotional Materials

These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Memorandum and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Memorandum. This offering is made only by means of an Offering Memorandum or Circular and the attached Operating Agreement and prospective investors must read and rely on the information provided in such Offering Memorandum or Circular and the Operating Agreement in connection with their decision to invest in the Units.

LEGAL MATTERS

Legal matters in connection with this offering have been and will be passed upon for the Managing Member and the Company by Jack M. Swig, Esquire, P.O. Box 90, Prides Crossing, MA 01965. Jack M. Swig also represents the Managing Member and by investing in the Company, prospective investors consent to such representation.

All prospective investors are encouraged to consult their own legal and/or financial advisors for advice in connection with the offering.